Exhibit 99.2

ROGERS COMMUNICATIONS INC.,
as Borrower

AND

THE LENDERS FROM TIME TO TIME
PARTY TO THIS AGREEMENT

AND

THE BANK OF NOVA SCOTIA and TD SECURITIES,
as Joint Bookrunners

THE BANK OF NOVA SCOTIA, TD SECURITIES,
BOFA SECURITIES, INC., BANK OF MONTREAL,
CANADIAN IMPERIAL BANK OF COMMERCE and RBC CAPITAL MARKETS,
as Co-Lead Arrangers

THE BANK OF NOVA SCOTIA and THE TORONTO-DOMINION BANK,
as Co-Administration Agents

BANK OF AMERICA, N.A. (CANADA BRANCH), BANK OF MONTREAL,
CANADIAN IMPERIAL BANK OF COMMERCE and ROYAL BANK OF CANADA,
as Co-Syndication Agents

MUFG BANK, LTD., CANADA BRANCH,

MIZUHO BANK, LTD. and NATIONAL BANK OF CANADA,

as Documentation Agents

THE TORONTO-DOMINION BANK,

as Agent

$4,000,000,000 REVOLVING TERM CREDITS

CREDIT AGREEMENT ORIGINALLY DATED AS OF 20 JULY 2012
AMENDED AND RESTATED ON 8 MARCH 2017

FURTHER AMENDED AND RESTATED ON 22 APRIL 2021

MCCARTHY TÉTRAULT LLP

DAVIES WARD PHILLIPS & VINEBERG LLP

TABLE OF CONTENTS

Page

ARTICLE 1 INTERPRETATION		2

1.1	Defined Terms	2
1.2	Construction	21
1.3	Certain Rules of Interpretation	21
1.4	Terms Generally	22
1.5	Performance on Business Days	22
1.6	Accounting Terms	22
1.7	Amendment and Restatement	22
1.8	Assignments by Lenders Etc.	23

ARTICLE 2 THE CREDITS		23

2.1	Amounts and Availment Options	23
2.2	Reborrowing	25
2.3	Use of the Credits	25
2.4	Term and Repayment	25
2.5	Interest Rates and Fees	25
2.6	Guarantee	27
2.7	Exchange Rate Fluctuations	27

ARTICLE 3 DISBURSEMENT CONDITIONS		28

3.1	Conditions Precedent to Initial Advance	28
3.2	Conditions Precedent to all Advances	29

ARTICLE 4 ADVANCES		29

4.1	Lenders’ Obligations Relating to L/Cs and TD, BNS and the Additional Swingline Tranches	29
4.2	Exceptions Relating to TD, BNS and the Additional Swingline Tranches	30
4.3	Evidence of Obligations	31
4.4	Conversions	31
4.5	Notice of Advances and Payments	31
4.6	Prepayments and Reductions	32
4.7	Prime Rate, Base Rate and LIBOR Advances	32
4.8	LIBOR Periods	33
4.9	Termination of LIBOR and Bankers’ Acceptance Advances	33
4.10	Special Provisions Regarding Bankers’ Acceptances and LIBOR Advances	34
4.11	Co-ordination of Prime Rate, Base Rate and LIBOR Advances	40
4.12	Execution of Bankers’ Acceptances	40
4.13	Sale of Bankers’ Acceptances	41
4.14	Size and Maturity of Bankers’ Acceptances and Rollovers	41
4.15	Co-ordination of BA Advances	42
4.16	Non BA Lender	43
4.17	Payment of Bankers’ Acceptances	43
4.18	Deemed Advance - Bankers’ Acceptances	44

4.19	Waiver	44
4.20	Degree of Care	44
4.21	Indemnity	44
4.22	Obligations Absolute	44
4.23	Shortfall on Drawdowns, Rollovers and Conversions	45
4.24	Prohibited Use of Bankers’ Acceptances	45
4.25	Failure of Lender to Fund	45
4.26	Payments by the Borrower	46
4.27	Payments by Agent	47
4.28	Prohibited Rates of Interest	48
4.29	Issuance and Maturity of L/Cs	48
4.30	Payment of L/C Fees	49
4.31	Payment of L/Cs	49
4.32	Deemed Advance - L/Cs	50
4.33	Prohibited Use of L/Cs	50

ARTICLE 5 REPRESENTATIONS AND WARRANTIES		51

5.1	Representations and Warranties	51
5.2	Survival of Representations and Warranties	53

ARTICLE 6 COVENANTS AND CONDITIONS		53

6.1	Financial Covenants	53
6.2	Positive Covenants	53
6.3	Reporting and Notice Requirements	55
6.4	Restricted Subsidiaries	56
6.5	Negative Covenants	56

ARTICLE 7 DEFAULT		59

7.1	Events of Default	59
7.2	Acceleration and Termination of Rights	60
7.3	Payment of L/Cs and Bankers’ Acceptances	60
7.4	Remedies	61
7.5	Perform Obligations	61
7.6	Remedies Cumulative	61
7.7	Set-Off or Compensation	61

ARTICLE 8 THE AGENT AND THE LENDERS		62

8.1	Authorization of Agent	62
8.2	Rights as a Lender	62
8.3	Exculpatory Provisions	62
8.4	Reliance by Agent	63
8.5	Delegation of Duties	63
8.6	Direct Payments	64
8.7	Administration of the Credits	65
8.8	Rights of Agent	67
8.9	Acknowledgements, Representations and Covenants of Lenders	67
8.10	Collective Action of the Lenders	68

8.11	Defaulting Lenders	69
8.12	Cash Collateral	71
8.13	Successor Agent	72
8.14	No Other Duties etc.	72
8.15	Erroneous Payments by the Agent	73
8.16	Provisions Operative Between Lenders and Agent Only	76

ARTICLE 9 ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS		76

9.1	Successors and Assigns	76
9.2	Assignments by Lenders	77
9.3	Register	79
9.4	Participations	79
9.5	Additional Swingline Lenders	79

ARTICLE 10 MISCELLANEOUS PROVISIONS		80

10.1	Severability	80
10.2	Amendment, Supplement or Waiver	80
10.3	Governing Law	80
10.4	This Agreement to Govern	81
10.5	Currency	81
10.6	Liability of Lenders	81
10.7	Expenses and Indemnity	81
10.8	Taxes	83
10.9	Increased Costs etc.	84
10.10	Mitigation Obligations; Replacement of Lenders	86
10.11	Illegality	87
10.12	Interest on Cash Collateral	87
10.13	Currency Indemnity	87
10.14	Notices	88
10.15	Time of the Essence	89
10.16	Further Assurances	89
10.17	Term of Agreement	89
10.18	Counterparts and Facsimile	89
10.19	Waiver of Jury Trial	90
10.20	Treatment of Certain Information: Confidentiality	90
10.21	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	91
10.22	Entire Agreement	91
10.23	Date of Agreement	91

THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT is made on 22 April 2021

B E T W E E N:

ROGERS COMMUNICATIONS INC.

- and -

THE LENDERS FROM TIME TO TIME PARTY
TO THIS AGREEMENT

- and -

THE TORONTO-DOMINION BANK
in its capacity as Agent

RECITALS:

A.
The parties to this Agreement are also parties (either originally or, in the case of certain Lenders, by being party to an assignment agreement) to an amended and restated credit agreement dated as of 8 March 2017, as amended by a first amendment to restated credit agreement dated as of 20 September 2018, a second amendment to restated credit agreement dated as of 21 September 2020 and a third amendment to restated credit agreement dated as of 16 November 2020 (as amended, the “Existing Credit Agreement”).

B.
In connection with the Existing Credit Agreement, The Bank of Nova Scotia and The Toronto-Dominion Bank were appointed as Co-Lead Arrangers and Co-Administration Agents in connection with the credits and The Toronto-Dominion Bank performed certain administrative functions as Agent. Those banks will continue to have those roles in connection with this Agreement.

C.
The Lenders have each agreed to provide their respective commitments to, among other things, extend the term of the credit established in the Existing Credit Agreement and provide additional credit in the principal amount of $800,000,000 and make certain amendments requested by the Borrower and Lenders, subject to the terms and conditions of this Agreement.

D.	The parties are entering into this Agreement to amend and restate the Existing Credit Agreement and provide for the terms of the continuing credits.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree that the Existing Credit Agreement is hereby amended and restated so that, as amended and restated, it reads as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

In this Agreement (and in any other Loan Document, unless otherwise defined therein), unless something in the subject matter or context is inconsistent therewith:

1.1.1	“Acquisition” means the acquisition by the Borrower of all of the issued and outstanding Capital Stock of the Target pursuant to the Acquisition Agreement.

1.1.2
“Acquisition Agreement” means the arrangement agreement dated as of 13 March 2021, between the Borrower and the Target (including all schedules and exhibits thereto), as amended, supplemented, restated and replaced from time to time.

1.1.3	“Acquisition Closing Date” means the Effective Date (as defined in the Acquisition Agreement).

1.1.4	“Additional Swingline Lender” is defined in Section 2.1.2.

1.1.5	“Additional Swingline Tranche” is defined in Section 2.1.2.

1.1.6
“Advance” means an availment of either Credit by the Borrower by way of Prime Rate Advance, Base Rate Advance, Bankers’ Acceptance, BA Equivalent Loan, L/C or LIBOR Advance, including overdrafts under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, deemed Advances and conversions, renewals and rollovers of existing Advances, and any reference relating to the amount of Advances shall mean the sum of all outstanding Prime Rate Advances, Base Rate, Advances and LIBOR Advances, plus the face amount of all outstanding Bankers’ Acceptances and L/Cs.

1.1.7	“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

1.1.8
“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

1.1.9	“Agent” means TD, in its role as loan agent for the Lenders, and any successor loan agent appointed in accordance with this Agreement.

1.1.10	“Agreement” means this Credit Agreement and any Schedules to this Credit Agreement, as amended, supplemented, restated and replaced from time to time.

1.1.11
“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, which in each case has the force of law or for which compliance by Persons who are subject to it is considered to be required.

1.1.12
“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentages shall be the percentage of the total outstanding Advances represented by such Lender’s outstanding Advances. Depending on the context, Applicable Percentage may refer to a Lender’s position either with respect to both Credits or a particular Credit.

1.1.13	“Assignment and Assumption” means an agreement in substantially the form of Schedule C to this Agreement or any other form approved by the Agent and the Borrower.

1.1.14
“Attributable Debt” means as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales), except that, in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

1.1.15
“BA Discount Proceeds” means, in respect of any Bankers’ Acceptance, an amount calculated on the applicable Drawdown Date which is (rounded to the nearest full cent, with one-half of one cent being rounded up) equal to the face amount of such Bankers’ Acceptance multiplied by the price, where the price is calculated by dividing one by the sum of one plus the product of (i) the BA Discount Rate applicable thereto expressed as a decimal fraction multiplied by (ii) a fraction, the numerator of which is the term of such Bankers’ Acceptance and the denominator of which is 365, which calculated price will be rounded upward to the nearest multiple of 0.001%.

1.1.16	“BA Discount Rate”:

(a)
if the sale of Bankers’ Acceptances is arranged by the Borrower, means, with respect to any Bankers’ Acceptance accepted by a Lender, the rate calculated on the basis of a year of 365 days and determined in accordance with normal market practice at which the sale of the Bankers’ Acceptance is arranged by the Borrower in accordance with Section 4.13;

(b)	if the sale of Bankers’ Acceptances is not arranged by the Borrower, means:

(i)
with respect to any Bankers’ Acceptance accepted by a Lender named on Schedule I to the Bank Act (Canada), the average rate that appears on the CDOR page of Refinitiv Benchmark Services (UK) Limited (or any successor source from time to time) (the “CDOR Page”) at or about 10:15 a.m. on the applicable Drawdown Date, for bankers’ acceptances having an identical maturity date to the maturity date of that Bankers’ Acceptance or, if that rate is not available, the rate determined by the Agent in accordance with normal market practice as being its discount rate for bankers’ acceptances having an identical maturity date to the maturity date of that Bankers’ Acceptance, and

(ii)	with respect to any Bankers’ Acceptances accepted by any other Lender, the rate established under item (i) immediately above, plus 0.10% per annum;

but in any event not less than 0.00% per annum.

1.1.17	“BA Equivalent Loan” is defined in Section 4.16.

1.1.18	“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

1.1.19
“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

1.1.20
“Bankers’ Acceptance” means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the Borrower and accepted by a Lender pursuant to this Agreement. Orders that become depository bills, drafts and bills of exchange are sometimes collectively referred to in this Agreement as “orders.”

1.1.21
“Bankers’ Acceptance Fee” means the amount calculated by multiplying the face amount of each Bankers’ Acceptance by the rate for calculation of the Bankers’ Acceptance Fee specified in Section 2.5, and then multiplying the result by a fraction, the numerator of which is the duration of its term on the basis of the actual number of days to elapse from and including the date of acceptance of a Bankers Acceptance by the Lender up to but excluding the maturity date of the Bankers’ Acceptance and the denominator of which is the number of days in the calendar year in question.

1.1.22	“Base Rate” means, on any day, the greatest of:

(a)
the annual rate of interest (expressed as a percentage per annum on the basis of a 365/366 day year) announced by the Agent on that day as its reference rate for commercial loans made in Canada in US Dollars;

(b)	the Federal Funds Effective Rate plus 0.50% per annum; and

(c)	the LIBO Rate for a LIBOR Period of one month, plus 0.75% per annum.

1.1.23	“Base Rate Advance” means an Advance in US Dollars bearing interest based on the Base Rate and includes deemed Base Rate Advances provided for in Section 4.7.

1.1.24	“BNS” means The Bank of Nova Scotia, a bank named on Schedule I of the Bank Act (Canada).

1.1.25	“BNS Tranche” is defined in Section 2.1.

1.1.26	“Borrower” means Rogers Communications Inc., a corporation existing under the Business Corporations Act (British Columbia), and its successors and permitted assigns.

1.1.27	“Branch of Account” means the office of the Agent at 77 King Street West, 26th Floor, Toronto, Ontario, M5K 1A2.

1.1.28
“Business Day” means a day of the year, other than Saturday or Sunday, on which the Agent is open for business at its executive offices in Toronto, Ontario and, in respect of Advances in US Dollars only, at its principal office in New York, New York and in respect of notices, determinations, payments or Advances relating to LIBOR Advances, the Agent is open for business at its principal offices in London, England. Notwithstanding the foregoing, if banks will be open in some locations referred to above and closed in others on a particular day, and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent at the request of the Borrower may, on reasonable notice to the Borrower and the Lenders, specify the particular day to be a Business Day.

1.1.29	“Canadian Dollars”, “Cdn. Dollars”, “Cdn. $” and “$” mean lawful currency of Canada.

1.1.30
“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or equivalents (however designated) of such Person’s capital stock whether now outstanding or issued after the date of this Agreement, including all Common Stock and Preferred Stock.

1.1.31
“Cash Collateral” means cash, a bank draft or a letter of credit issued by a Canadian chartered bank in a form satisfactory to the Required Lenders, acting reasonably, except that, when used in the context contemplated in the definition of “Cash Collateralize,” it shall have a meaning corresponding with that definition and shall include the proceeds of the cash collateral and other credit support contemplated in that definition.

1.1.32
“Cash Collateralize” means, to pledge and deposit with or deliver to the Agent in accordance with and at the times required by this Agreement for the benefit of one or more of the Issuing Banks or Lenders, as collateral for obligations relating to Advances by way of L/C, including obligations of Lenders under Section 4.1 in respect of L/Cs, cash or deposit account balances or, if the Agent and each applicable Issuing Bank agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Agent and each applicable Issuing Bank, acting reasonably and in good faith.

1.1.33	“Cash Equivalents” means:

(a)
marketable direct obligations issued by, or unconditionally guaranteed by, the Government of Canada or the Government of the United States or any agency or instrumentality of either of them, and backed by the full faith and credit of Canada or the United States, as the case may be, in each case maturing within one year from the date of acquisition;

(b)
term deposits, certificates of deposit or overnight bank deposits having maturities of six months or less from the date of acquisition issued by any Lender or by any commercial bank organized under the laws of Canada or the United States or any state thereof having (i) combined capital and surplus of not less than $300,000,000 and (ii) a rating of at least A 1+ or the equivalent thereof by Standard & Poor’s Ratings Services or at least P 1 or the equivalent thereof by Moody’s Investors Service Inc. or at least R 1 (High) or the equivalent thereof by DBRS Limited;

(c)
commercial paper of an issuer rated at least A 1+ or the equivalent thereof by Standard & Poor’s Ratings Services or at least P 1 or the equivalent thereof by Moody’s Investors Service Inc. or at least R 1 (High) or the equivalent thereof by DBRS Limited, and in each case maturing within six months from the date of acquisition; and

(d)
in addition to and without being limited by foregoing clauses (a) to (c), any other debt obligation, instrument, security, repurchase agreement, repurchase obligation, derivative or other contract, in each case, with an effective duration of not more than 18 months and a minimum rating of at least A-2 or the equivalent thereof by Standard & Poor’s Ratings Services or at least P-2 or the equivalent thereof by Moody’s Investors Service Inc. or at least R-2 or the equivalent thereof by DBRS Limited, selected by the Borrower that the Borrower determines, acting in good faith, to be a suitable and prudent investment given the intended purpose and use of the proceeds thereof.

1.1.34	“Change in Control” is defined in Schedule E.

1.1.35	“Change in Control Triggering Event” is deemed to occur upon both a Change in Control and a Rating Decline.

1.1.36
“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any Applicable Law by any Governmental Authority, provided that notwithstanding anything in this Agreement to the contrary, (i) any provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives under it or issued in connection with it, in each case not announced or known and implemented before the date of this Agreement that are applicable to a Lender making a claim for compensation under Section 10.9, and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or other Governmental Authority, in each case pursuant to Basel III and in each case only in the form adopted by the Governmental Authorities asserting relevant jurisdiction over the Lender seeking compensation under Section 10.9, but excluding any amounts that have arisen as a result of any transitional rules, guidelines or directives relating to Basel III to which a Lender making a claim for compensation under Section 10.9 is already subject, shall in each case be deemed to be a Change in Law.

1.1.37
“Commitment” means in respect of each Lender from time to time, the covenant to make Advances to the Borrower and to purchase participations in Advances in accordance with Section 4.1 in the Lender’s Applicable Percentage of the maximum amount of each Credit and, where the context requires, the maximum amount of Advances which the Lender has covenanted to make.

1.1.38
“Common Stock” means, with respect to any Person, any and all shares, interests and participations (however designated and whether voting or non-voting) in such Person’s common equity, whether now outstanding or issued after the date of this Agreement, and includes all series and classes of such common stock.

1.1.39	“Compliance Certificate” means a certificate in the form of Schedule B.

1.1.40
“Consolidated Interest Expense” means all interest expense paid or accrued for the Borrower’s total Debt during the four consecutive most recently completed fiscal quarters of the Borrower, calculated on a Consolidated basis.

1.1.41
“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of the Borrower, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of the Borrower, all in accordance with GAAP; provided however “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For clarification, it is understood that the accounts of the Borrower or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by the Borrower or that Restricted Subsidiary. The term “Consolidated” shall have a correlative meaning.

1.1.42
“Constating Documents” means, with respect to any person, its articles or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, voting trust agreements and similar arrangements applicable to the person’s Capital Stock, all as in effect from time to time.

1.1.43	“Contributing Lender” is defined in Section 4.25.2.

1.1.44
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have corresponding meanings.

1.1.45
“Credit 1” is defined in Section 2.1.1. Unless the context requires otherwise, references to Credit 1 shall be interpreted as including the TD Tranche, the BNS Tranche and any Additional Swingline Tranche.

1.1.46	“Credit 1 Maturity Date” means 22 April 2026.

1.1.47	“Credit 2” is defined in Section 2.1.1.

1.1.48	“Credit 2 Maturity Date” means 22 April 2024.

1.1.49	“Credits” means Credit 1 and Credit 2.

1.1.50	“CRTC” means The Canadian Radio-television and Telecommunications Commission, and its successors.

1.1.51	“Debt” means, without duplication and without regard to any interest component thereof, the aggregate of all indebtedness of a person determined in accordance with GAAP, excluding:

(a)	Excluded Securities, to the extent they would otherwise constitute Debt;

(b)	Excluded Assets, to the extent they would otherwise constitute Debt;

(c)
Hybrid Securities, provided that, for the purpose of determining the Debt to Operating Cash Flow Ratio, only 50% of the principal amount of Hybrid Securities that are debt securities shall be included;

(d)	Pre-Funded Acquisition Debt;

(e)	trade payables and accrued liabilities which are current liabilities incurred in the ordinary course of business;

(f)	Excluded Leases, to the extent they would otherwise constitute Debt; and

(g)
indebtedness and liabilities for or related to deferred purchase price or payments of, for or related to assets owing in connection with one or more share or asset purchase transactions and any direct or indirect guarantees or indemnities in any way related to such indebtedness and liabilities, in the aggregate at any time, excluding any accrued and unpaid interest and without duplication, not exceeding $15,000,000.

For greater certainty and without limitation of the foregoing, Debt shall include (or in the case of clause (m) below, where amounts under Derivatives are owed to the person whose Debt is being measured, be reduced by):

(h)
all indebtedness for Purchase Money Obligations and Financing Lease Obligations, other than indebtedness under Financing Lease Obligations that would have been characterized as operating leases in accordance with GAAP in effect as of 31 December 2015 but are recharacterized as Financing Lease Obligations because of subsequent changes to GAAP;

(i)
except in relation to the indebtedness and liabilities described in clause (g) above, all direct or indirect guarantees and indemnities which in any way assure a creditor against loss in respect of indebtedness of any other person for borrowed money or for the deferred purchase price of property and related services rendered (if any);

(j)	all indebtedness for borrowed money subordinate to the Obligations;

(k)	in the case of the Borrower, all indebtedness pursuant to borrowings under the Credits;

(l)	the face amount of any Bankers’ Acceptances or similar instruments not relating to the Credits;

(m)
the net aggregate market value of all Derivatives to which that person is a party, where the market value is the aggregate amount that would have to be paid by that person to its counterparty under those Derivatives, or would be payable to that person by its counterparty, so as to preserve the economic equivalent of all payments or deliveries (whether the underlying obligation was absolute or contingent) to be made by both parties in respect of the obligations under those Derivatives; and

(n)	all termination payments owing by the Borrower in respect of any accelerated swap obligations resulting from the occurrence of an event of default or termination event in respect thereof.

1.1.52
“Debt to Operating Cash Flow Ratio” means the ratio of the Borrower’s aggregate Debt outstanding on a Consolidated basis to Operating Cash Flow, both calculated as at the end of the most recently completed fiscal quarter of the Borrower.

1.1.53
“Default” means any event or condition that (i) constitutes an Event of Default or (ii) would constitute an Event of Default except for satisfaction of any condition subsequent required to make the event or condition an Event of Default, including giving of any notice, passage of time, or both.

1.1.54	“Defaulting Lender” means, subject to Section 8.11.2, any Lender that:

(a)
has failed to (i) fund all or any portion of its Advances on the date such Advances were required to be funded hereunder unless the Lender notifies the Agent and the Borrower in writing that its failure is the result of its determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable Default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Agent or any Lender any other amount required to be paid by it hereunder (including under Section 4.1) when due;

(b)
has notified the Borrower, the Agent or any Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund an Advance and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable Default, shall be specifically identified in such writing or public statement) cannot be satisfied);

(c)
has failed, within three Business Days after written request by the Agent or the Borrower, to confirm in writing to the Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this item (c) upon receipt of such written confirmation by the Agent and the Borrower);

(d)
has itself, or is Controlled by a Person that has, (i) become the subject of a bankruptcy or insolvency proceeding, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Capital Stock in that Lender or any Person that Controls it by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the Province of Ontario or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender; or

(e)	has become subject to a Bail-In Action.

Any determination by the Agent or the Borrower that a Lender is a Defaulting Lender under items (a) through (e) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 8.11.2) upon delivery of written notice of such determination to the Borrower or the Agent, as applicable, and each Lender.

1.1.55
“Derivative” means any transaction or combination of transactions, including any related agreement, of a type commonly considered to be a derivatives or hedging transaction, entered into by a person for the purposes of management of its foreign exchange exposure in connection with its other Debt.

1.1.56
“Designated Account” means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of the Agent in Toronto (or a branch of BNS in Toronto, in the case of an Advance under the BNS Tranche or, as applicable, a branch of any Additional Swingline Lender in Toronto, in the case of an Advance under any Additional Swingline Tranche) that the Borrower designates in its notice requesting an Advance.

1.1.57	“Drawdown Date” means the date, which shall be a Business Day, of any Advance.

1.1.58
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

1.1.59	“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

1.1.60
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegate) having responsibility for the resolution of any EEA Financial Institution.

1.1.61	“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

1.1.62	“Event of Default” is defined in Section 7.1.

1.1.63
“Exchange Rate” means, on any day, with respect to the exchange of either of Canadian Dollars or US Dollars (the “First Currency”) into the other of those currencies (the “Other Currency”), the most recently quoted daily average spot rate of the Bank of Canada except that, if the Exchange Rate is required to determine the outstanding amount of Advances for a purpose that involves the purchase of Canadian Dollars or US Dollars (including Section 10.13), the Exchange Rate shall be the wholesale spot buying rate quoted by the Agent for purchases of the Other Currency (in quantities equal to the outstanding amount of Advances for which the Exchange Rate is being sought) with the First Currency at noon (Toronto time) on such day.

1.1.64
“Excluded Assets” means (i) all assets of any Person other than the Borrower or a Restricted Subsidiary; (ii) investments in the Capital Stock of an Unrestricted Subsidiary held by the Borrower or a Restricted Subsidiary; (iii) any investment by the Borrower or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by the Borrower or any Restricted Subsidiary from a Person other than the Borrower or a Restricted Subsidiary.

1.1.65
“Excluded Leases” means any lease (i) that would have been characterized as an operating lease in accordance with GAAP in effect as of 31 December 2018; and (ii) for which the Borrower or any Restricted Subsidiary has not expressly granted a mortgage or security interest over property to secure the payment and performance of its obligations thereunder, other than with respect to customary security deposits and any property over which a landlord may have a right of distraint or similar remedy at law.

1.1.66
“Excluded Securities” means any indebtedness, preferred stock or common stock issued by the Borrower, or any indebtedness or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than the Borrower or a Restricted Subsidiary; provided that, at all times, such Excluded Securities shall:

(a)	in the case of indebtedness not owed to the Borrower or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(b)	in the case of indebtedness, not be guaranteed by the Borrower or any Restricted Subsidiary, unless the guarantee constitutes Inter-Company Subordinated Debt;

(c)	in the case of indebtedness, not be secured by any property of the Borrower or any Restricted Subsidiary;

(d)
in the case of indebtedness or Preferred Stock, provide by their terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default has occurred and is continuing; and

(e)
in the case of indebtedness or Preferred Stock, provide by their terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the Credit 1 Maturity Date or (y) the date on which all Obligations have been paid in full and all Commitments have been terminated.

1.1.67
“Excluded Taxes” means, with respect to the Agent, any Lender, an Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of the Borrower or a Restricted Subsidiary hereunder, (a) taxes imposed on or measured by its net income, capital or net worth, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is resident, organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 10.10, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), any withholding tax that (A) is not imposed or assessed in respect of an Advance that was made on the premise that an exemption from such withholding tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available and (B) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office) or is attributable to such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 10.8, except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower or a Restricted Subsidiary with respect to such withholding tax pursuant to Section 10.8. For greater certainty, for purposes of item (c) above, a withholding tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

1.1.68	“Exempted Secured Debt” is defined in Section 1.1.119.

1.1.69	“Existing Credit Agreement” is defined in the first recital to this Agreement.

1.1.70	“Existing Lenders” means the Lenders under the Existing Credit Agreement as in effect as of the date hereof prior to this Agreement becoming effective.

1.1.71
“Federal Funds Effective Rate” means for any period, a fluctuating interest rate per annum equal, for each day during such period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing.

1.1.72
“Fee Agreement” means the fee letter agreement dated as of 6 April 2021 among BofA Securities, Inc., Bank of America, N.A. (Canada Branch), the Agent and the Borrower, which provides for fees payable by the Borrower to the Lenders in connection with the Credits.

1.1.73
“Financing Lease Obligations” means, with respect to any Person, an obligation incurred or assumed in the ordinary course of business under or in connection with any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease.

1.1.74
“Foreign Lender” means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition Canada and each Province and Territory thereof shall be deemed to constitute a single jurisdiction and the United States of America, each State thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

1.1.75
“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to any Issuing Bank, such Defaulting Lender’s Applicable Percentage of the outstanding Advances by way of L/C issued by such Issuing Bank other than those as to which such Defaulting Lender’s obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to any Swingline Lender, such Defaulting Lender’s Applicable Percentage of outstanding Swingline Loans made by such Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s obligation has been reallocated to other Lenders.

1.1.76
“GAAP” means generally accepted accounting principles that are in effect from time to time in Canada, as established by the Canadian Institute of Chartered Accountants or any successor body and applied from time to time by the Borrower in the preparation of its Consolidated financial statements.

1.1.77
“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including a Minister of the Crown, the Superintendent of Financial Institutions or other comparable authority or agency.

1.1.78	“Guarantee” means the guarantee agreement dated as of 1 January 2016 by the Guarantor in favour of the Agent for the benefit of the Lenders, in substantially the form attached as Schedule H.

1.1.79	“Guarantor” means, as of the date of this Agreement, Rogers Communications Canada Inc., which is a Restricted Subsidiary.

1.1.80	“Hybrid Securities” means any debt securities that are issued or guaranteed by the Borrower or any Guarantor provided that such securities:

(a)	are not secured by any Lien over the property of the Borrower or any Restricted Subsidiary;

(b)	provide, by their terms, that amounts payable for the principal of, and interest on, the securities are subordinated in right of payment to the prior payment of the Obligations;

(c)
have no terms requiring that the Borrower or any Guarantor make any repayment of the principal of the securities (other than by delivery of Preferred Stock or other equity of the Borrower) prior to their specified maturity date for any reason other than upon an acceleration (due to an event of default) of the amounts payable under the securities or a special mandatory redemption or similar term requiring the redemption of the securities in circumstances in which the Acquisition Agreement is terminated or the Acquisition is not otherwise completed (for greater certainty, securities will not be disqualified from being Hybrid Securities by virtue of the Borrower or any Guarantor having an option to repay or redeem the securities);

(d)
provide the applicable Borrower or Guarantor, as the case may be, with an option to elect to defer the interest payable on the securities, in cash, for a period of at least up to 5 years so long as no event of default exists under the indenture or other agreement governing such debt securities;

(e)	fix a specified maturity date, on which the principal for such securities is due and payable, that is no earlier than 15 years after the original issue date of such securities; and

(f)
convert automatically into, or provide that recourse for their payment will be limited to, Preferred Stock or other equity of the Borrower upon the bankruptcy of the issuer of the securities (whether that is the Borrower or any Guarantor).

1.1.81	“Indemnified Taxes” means Taxes other than Excluded Taxes.

1.1.82	“Information” is defined in Section 10.20.2.

1.1.83
“Inter-Company Subordinated Debt” means all indebtedness of the Borrower or any of the Restricted Subsidiaries (except from one to the other) for money borrowed from the Borrower or Affiliates of the Borrower and under which payments by the Borrower or such Restricted Subsidiary, as the case may be, with respect thereto are subordinated to the Obligations in the manner and to the extent set forth in Schedule G and in respect of which the agreement or instrument evidencing such indebtedness contains or incorporates by reference the provisions of Schedule G for the benefit of the Agent and the Lenders.

1.1.84	“Interest Payment Date” means (in connection with Prime Rate Advances, Base Rate Advances and L/C Fees) the second Business Day of each calendar quarter.

1.1.85
“Issuing Bank” means TD in the case of L/Cs issued under the TD Tranche, BNS in the case of L/Cs issued under the BNS Tranche, any Additional Swingline Lender in the case of L/Cs issued under any Additional Swingline Tranche, and TD or BNS in the case of all other L/Cs.

1.1.86
“L/C” means a standby letter of credit, letter of guarantee or commercial or documentary letter of credit denominated in Canadian Dollars or US Dollars in a form satisfactory to the Issuing Bank, issued by the Issuing Bank at the request of the Borrower in favour of a third Person to secure the payment or performance of an obligation of the Borrower or a Restricted Subsidiary to the third Person.

1.1.87
“L/C Fee” means, with respect to an L/C, the amount calculated by multiplying (i) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.5 by (ii) a fraction, the numerator of which is the number of days for which the L/C Fee is to be paid as specified in Section 4.30 and the denominator of which is the number of days in the calendar year in question.

1.1.88
“Lenders” means each of the persons listed on Schedule D and other lenders that from time to time become Lenders in accordance with Article 9 of this Agreement, and “Lender” means any one of the Lenders.

1.1.89	“LIBO Rate” means, for any LIBOR Period and LIBOR Advance, either:

(a)
the rate expressed as a percentage per annum on the basis of a 360 day year for deposits in US Dollars in the London interbank market for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance, that appears on the Reuters LIBOR01 Page (or any successor source from time to time) as of 11:00 a.m. (London time) two Business Days before the first day of the LIBOR Period, or,

(b)
if no such rate appears as contemplated in item (a) above, the interest rate expressed as a percentage per annum on the basis of a 360 day year at which deposits in US Dollars are offered to the principal office of TD in London, England in the London interbank market at 11:00 a.m. (London time) two Business Days before the first day of the LIBOR Period for a period equal to the LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance;

but in any event not less than 0.00% per annum.

1.1.90	“LIBOR Advance” means an advance in US Dollars bearing interest based on the LIBO Rate.

1.1.91	“LIBOR Period” means the period selected by the Borrower for a LIBOR Advance or the period applicable to the LIBOR Advance under the terms of this Agreement.

1.1.92
“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind of the Borrower or any of the Restricted Subsidiaries, real or personal, movable or immovable, now owned or hereafter acquired.

1.1.93
“Loan Documents” means this Agreement, the Fee Agreement, the Guarantee and all other documents relating to the Credits that are entered into between the Borrower and/or one or more Guarantors on the one hand and the Agent and/or the Lenders on the other hand.

1.1.94	“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

1.1.95
“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all Lenders in accordance with Section 8.7.3 and (b) has been approved by the Required Lenders.

1.1.96	“Non-Defaulting Lender” means, at any time, each Lender that is not then a Defaulting Lender.

1.1.97	“Non-Funding Lender” is defined in Section 4.25.2.

1.1.98
“Obligations” means all obligations of the Borrower to the Lenders under this Agreement and the other Loan Documents, including all indebtedness and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Borrower to the Lenders in any currency or remaining unpaid by the Borrower to the Lenders in any currency under this Agreement and the other Loan Documents, whether incurred by the Borrower alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses. In this definition, “the Lenders” shall be interpreted as “the Lenders, or any of them.”

1.1.99	“Operating Cash Flow” means an amount equal to:

(a)	the total net income of the Borrower minus any rent paid or other payments made by the Borrower for or in respect of Excluded Leases,

(b)
excluding all extraordinary and other non-recurring and unusual items (including foreign exchange losses or gains and losses or gains on the repurchase or redemption of any securities) and excluding all non-cash GAAP expenses or income related to stock-based compensation and fair value accounting related to indebtedness and derivative instruments,

(c)	plus, to the extent deducted in calculating such net income, interest expense and other financing costs and expenses, depreciation, amortization, and all Taxes, whether or not deferred,

in each case, on a Consolidated basis, for the Borrower’s four consecutive most recently completed fiscal quarters, determined in accordance with GAAP.

If the Borrower has made any investment or disposition, on a Consolidated basis, during its four consecutive most recently completed fiscal quarters, Operating Cash Flow otherwise calculated for those fiscal quarters shall be adjusted to include Operating Cash Flow attributable to the investment as if the investment had been made on the first day of that period and to exclude Operating Cash Flow attributable to the property disposed of as if the disposition had been made on the first day of that period.

1.1.100
“Operating Cash Flow to Consolidated Interest Expense Ratio” means the ratio of Operating Cash Flow to Consolidated Interest Expense, both calculated as at the end of the most recently completed fiscal quarter of the Borrower.

1.1.101
“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

1.1.102
“Permits” means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

1.1.103	“Person” or “person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

1.1.104
“Pre-Funded Acquisition Debt” means any Debt, not exceeding an aggregate principal amount of $19,000,000,000, which has been incurred prior to the Acquisition Closing Date by the Borrower for the purpose of financing the Acquisition and maintained by the Borrower as unencumbered cash on deposit with one or more of the Lenders or invested in Cash Equivalents selected by the Borrower in its sole discretion at all times; provided that in the event of the termination of the Acquisition

Agreement as a result of the failure to consummate the Acquisition, such Debt shall be regarded in its entirety as Pre-Funded Acquisition Debt for a period of 90 days after the date of termination of the Acquisition Agreement.

1.1.105
“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person’s preferred or preference stock whether now outstanding or issued after the date of this Agreement, and includes all classes and series of preferred or preference stock.

1.1.106	“Prime Rate” means, on any day, the greater of:

(a)
the annual rate of interest expressed as a percentage per annum announced by the Agent, at the Agent’s principal office in Canada, on that day as its reference rate for commercial loans made by it in Canada in Canadian Dollars; and

(b)	the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the CDOR Page at 10:15 a.m. (Toronto time) on that day, plus 0.75% per annum.

1.1.107	“Prime Rate Advance” means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes deemed Prime Rate Advances provided for in this Agreement.

1.1.108
“Purchase Money Obligations” means, with respect to any Person, obligations, other than Financing Lease Obligations, incurred or assumed in the ordinary course of business in connection with the purchase of property to be used in the business of such Person.

1.1.109
“Rating Agencies” means Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., Moody’s Investors Service, Inc. and Fitch IBCA or, in each case, any successor to the rating agency business thereof, and each of such Rating Agencies is referred to individually as a “Rating Agency.” “Rating Agencies” also includes DBRS Limited solely for the purpose of Section 2.5.

1.1.110
“Rating Date” means the date that is 90 days before the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of the Borrower to effect a Change in Control.

1.1.111
“Rating Decline” means the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by the Borrower to effect a Change in Control (which period shall be extended so long as the rating of RCI Public Debt is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (a) in the event the RCI Public Debt is assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the RCI Public Debt by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (b) in the event the RCI Public Debt is rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the RCI Public Debt by at least two of the three Rating Agencies shall be decreased by one or more gradations (including gradation within rating categories as well as between rating categories). For the purpose of this Section 1.1.111, “Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., Baa3 (or the equivalent) by Moody’s Investors Service, Inc. or BBB- (or the equivalent) by Fitch IBCA.

1.1.112	“RCI Public Debt” means the publicly issued senior Debt of the Borrower on a Consolidated basis that is outstanding from time to time and ranks equally and ratably with the Obligations.

1.1.113	“Register” is defined in Section 9.3.

1.1.114	“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

1.1.115
“Required Lenders” means Lenders holding, in the aggregate, not less than a majority of the Commitments, provided that, if any Lender is a Defaulting Lender at any time of determination, then that Lender and its Commitment shall be excluded in determining the Required Lenders.

1.1.116	“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

1.1.117	“Restricted Subsidiary” means any Subsidiary of the Borrower other than an Unrestricted Subsidiary.

1.1.118
“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by the Borrower or any Restricted Subsidiary of any of its property (whether such property is now owned or hereafter acquired) that has been or is to be sold or transferred by the Borrower or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years; (ii) leases between the Borrower and a Restricted Subsidiary or between Restricted Subsidiaries; and (iii) leases of property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of such property.

1.1.119	“Secured Debt” means:

(a)	Debt or trade payables of the Borrower or any Restricted Subsidiary secured by any Lien upon any of its respective property, or the Capital Stock or Debt of a Restricted Subsidiary; or

(b)	any conditional sale or other title retention agreement covering any property or Restricted Subsidiary;

but does not include (i) any indebtedness and liability created or arising from the sale, disposition, assignment or transfer of accounts receivable pursuant to a securitization, factoring or similar transaction or arrangement that is required by GAAP to be accounted for as indebtedness on such person’s balance sheet; (ii) Excluded Leases; or (iii) Debt or trade payables secured by any Lien or any conditional sale or other title retention agreement:

(i)
incurred or entered into on or after the date of this Agreement to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt or trade payables not to exceed $50,000,000 at any time outstanding;

(ii)	on property or the Capital Stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, Capital Stock or Debt;

(iii)	owing to the Borrower or any other Restricted Subsidiary; and

(iv)	existing at the time a corporation or other entity becomes a Restricted Subsidiary;

each of (i) through (iii) above being referred to as “Exempted Secured Debt”.

1.1.120
“Subsidiary” means, with respect to any person, a subsidiary as defined in the Canada Business Corporations Act as of the date of this Agreement, and any partnership or other organization in which the person or any Subsidiary of the person has the right to make or control management decisions.

1.1.121	“Swingline Lender” means each of BNS, TD and, as applicable, any Additional Swingline Lender, in their roles as advancing Swingline Loans.

1.1.122	“Swingline Loans” means Advances under the BNS Tranche, the TD Tranche and/or, as applicable, any Additional Swingline Tranche as the context requires.

1.1.123
“Tangible Assets” means at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties, and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

1.1.124	“Target” means Shaw Communications Inc., a corporation existing under the Business Corporations Act (Alberta), and its successors and permitted assigns.

1.1.125
“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

1.1.126	“TD” means The Toronto-Dominion Bank, a bank named on Schedule I of the Bank Act (Canada).

1.1.127	“TD Tranche” is defined in Section 2.1.2.

1.1.128	“Threshold Amount” means, at any time, the greater of $100,000,000 and 3.5% of the Borrower’s Consolidated shareholders’ equity at that time.

1.1.129
“UK Financial Institutions” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

1.1.130	“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

1.1.131
“Unrestricted Subsidiary” means (i) any Subsidiary of the Borrower that at the time of determination is designated an Unrestricted Subsidiary in accordance with Section 6.4 and (ii) any Subsidiary of an Unrestricted Subsidiary.

1.1.132	“US Dollars” and “US $” mean lawful money of the United States of America.

1.1.133
“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Construction

This Agreement has been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

1.3	Certain Rules of Interpretation

In this Agreement:

(a)
the division into articles and sections and the insertion of headings and the Table of Contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)	unless specified otherwise or the context otherwise requires:

(i)	“the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)	all references to specific times are references to Toronto time.

1.4	Terms Generally

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein (including this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

1.5	Performance on Business Days

If any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, the action is valid if taken on or by the next Business Day.

1.6	Accounting Terms

In this Agreement, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

1.7	Amendment and Restatement

This Agreement is and shall for all purposes be deemed to be an amendment and restatement of the Existing Credit Agreement. While this Agreement will supersede the Existing Credit Agreement insofar as it constitutes the entire agreement between the parties concerning the subject matter of this Agreement, this Agreement merely amends and restates the Existing Credit Agreement and does not constitute or result in a novation or rescission of the Existing Credit Agreement, the existing guarantee by the Guarantor or any other Loan Document.

The parties confirm that none of the outstanding Advances (as defined in the Existing Credit Agreement) has been repaid or replaced by new obligations as a result of this Agreement. All of those outstanding Advances are Advances under this Agreement as more specifically provided in Section 2.3, and all of the Obligations (as defined in the Existing Credit Agreement) are Obligations under this Agreement.

1.8	Assignments by Lenders Etc.

Each of the Existing Lenders hereby irrevocably sells and assigns to each of Bank of America, N.A. (Canada Branch) and Barclays Bank PLC, each of which hereby irrevocably purchases and assumes, that part of their respective Commitments and Advances made under the “Credit” as defined in the Existing Credit Agreement as is necessary so that, immediately after giving effect to those actions, the Lenders’ respective Commitments to Credit 1 under this Agreement will be as specified on Schedule D. The sales, assignments, purchases and assumptions will be deemed to have been made, and consented to as required by the Borrower, the Agent, each Issuing Bank and each Swingline Lender, on the terms of the Assignment and Assumption. If Advances are outstanding under the Existing Credit Agreement and not rolling over on the date of this Agreement, the Agent shall make transitional arrangements with Lenders whose actual outstanding Advances are materially different from those that are appropriate to their respective Commitments.

ARTICLE 2
THE CREDITS

2.1	Amounts and Availment Options

2.1.1
Subject to the terms and conditions of this Agreement, the Lenders hereby establish, severally (not jointly and not jointly and severally), (i) a credit facility for the use of the Borrower in the aggregate amount of up to $3,000,000,000 or the equivalent thereof in US Dollars (“Credit 1”), and (ii) a credit facility for the use of the Borrower in the aggregate amount of up to $1,000,000,000 or the equivalent thereof in US Dollars (“Credit 2”). Each Lender’s obligation is limited to its respective Applicable Percentage of the applicable Credit.

2.1.2
TD’s Commitment under Credit 1 includes a tranche, which is referred to as the “TD Tranche,” of up to $175,000,000 or such lesser amount as the Borrower may from time to time designate in writing to the Agent and TD. BNS’s Commitment under Credit 1 includes a tranche, which is referred to as the “BNS Tranche,” of up to $175,000,000 or such lesser amount as the Borrower may from time to time designate in writing to the Agent and BNS. One or more Lenders other than TD or BNS may become a Swingline Lender in accordance with the terms of Section 9.5 (each, an “Additional Swingline Lender”). In that case, any Additional Swingline Lender’s Commitment under Credit 1 will include a tranche, which will be referred to as an “Additional Swingline Tranche,” of up to an aggregate for all Additional Swingline Lenders of $150,000,000 or such lesser amount as the Borrower may from time to time designate in writing to the Agent and any Additional Swingline Lender. Except as otherwise specified in this Agreement, all terms of Credit 1 shall apply to the TD Tranche, the BNS Tranche and any Additional Swingline Tranche. Outstanding Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall reduce the amount of Advances otherwise available from TD, BNS and any Additional Swingline Lender, respectively, under Credit 1. The maximum amount available under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall be reduced whenever necessary, and the Borrower shall repay Advances under the TD Tranche, the BNS Tranche and any

Additional Swingline Tranche whenever necessary, to ensure that the aggregate of Advances from TD, BNS and any Additional Swingline Lender under Credit 1 (including the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, respectively) do not exceed their respective Commitments (disregarding the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, respectively).

2.1.3
At the option of the Borrower, Credit 1 (including the TD Tranche, the BNS Tranche and, any Additional Swingline Tranche) may be used by requesting that Prime Rate Advances, Base Rate Advances or LIBOR Advances be made, by presenting orders for acceptance as Bankers’ Acceptances or by requesting that L/Cs be issued by the applicable Issuing Bank. In addition, at the option of the Borrower, the TD Tranche, the BNS Tranche and any Additional Swingline Tranche may be used by the Borrower incurring overdrafts in its Canadian Dollar and US Dollar accounts with TD, BNS and any Additional Swingline Lender, respectively, which shall be deemed to be Prime Rate Advances (in the case of Canadian Dollar accounts) and Base Rate Advances (in the case of US Dollar accounts).

2.1.4
At the option of the Borrower, Credit 2 may be used by requesting that Prime Rate Advances, Base Rate Advances or LIBOR Advances be made, by presenting orders for acceptance as Bankers’ Acceptances or by requesting that L/Cs be issued by the applicable Issuing Bank.

2.1.5
The aggregate face amount of L/Cs outstanding at any time under the Credits, other than under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, shall not exceed $100,000,000 issued by TD as Issuing Bank and $100,000,000 issued by BNS as Issuing Bank, or the equivalent amount in US Dollars.

2.1.6
The Borrower may, at any time and from time to time, increase the maximum principal amount of Credit 1 and/or Credit 2 if either one or more existing Lenders agree with the Borrower in their sole discretion to increase their Commitments or one or more other financial institutions identified by the Borrower provide Commitments, or any combination thereof. The right to increase the maximum principal amount of a Credit is subject to the following (for each increase):

(a)
no Event of Default may have occurred and be continuing and the Borrower must deliver a certificate to the Agent confirming the same and confirming (i) its corporate authorization to make the increase and (ii) the truth and accuracy of its representations and warranties contained in this Agreement, other than those expressly stated to be made as of a specific date, as if those representations had been made on and as of the date of the increase;

(b)	the Guarantor must confirm its Guarantee;

(c)
the Borrower must deliver opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower, and any applicable local counsel (including Fasken Martineau DuMoulin LLP) addressed to the Agent and the Lenders in form and substance as may be required by the Agent, acting reasonably (and such opinions must, inter alia, opine as to the corporate authorization of the Borrower to effect such increase);

(d)	after giving effect to any such increase, the maximum aggregate principal amount of the Credits must not exceed Cdn. $4,250,000,000;

(e)
if a financial institution that is not currently a Lender provides a Commitment, Section 9.2 must be complied with (subject to any necessary changes of detail), including execution by the financial institution of an agreement comparable to an Assignment and Assumption by which the financial institution agrees to become a Lender; and

(f)
adjustments will be made to Advances that are outstanding as of the date of the increase to reflect the revised Applicable Percentages of the Lenders that result from the increase as soon as the Agent considers that it is practicable and convenient to do so, and in any event when those Advances are rolled over and/or converted to another form of Advance; the previously existing and new Lenders shall execute and deliver such documentation as is reasonably required by the Agent to effect any such adjustments, including indemnification arrangements, the partial assignment of Advances or purchase of participations from Lenders.

2.2	Reborrowing

The Credits are revolving credits. The principal amount of any Advance under either Credit that is repaid may be reborrowed if the Borrower is otherwise entitled to an Advance under the applicable Credit.

2.3	Use of the Credits

Credit 1 continues advances made under the “Credit” as defined in the Existing Credit Agreement, including letters of credit and other advances that are outstanding under the “BNS Tranche” and the “TD Tranche” as defined in the Existing Credit Agreement. The Credits shall be used by the Borrower for its general corporate purposes, including repayment of existing bank credit facilities of the Borrower and certain Restricted Subsidiaries and commercial paper back up.

2.4	Term and Repayment

Credit 1 shall be repaid in full and cancelled on the Credit 1 Maturity Date. Credit 2 shall be repaid in full and cancelled on the Credit 2 Maturity Date.

2.5	Interest Rates and Fees

2.5.1	Interest rates, Bankers’ Acceptance Fees and L/C Fees under Credit 1 will be adjusted based on the ratings of the RCI Public Debt and will be as follows:

[Redacted – Commercially sensitive information pertaining to interest rates and fees payable by the Borrower, which are adjusted based on the ratings of the RCI Public Debt.]

2.5.2	Interest rates, Bankers’ Acceptance Fees and L/C Fees under Credit 2 will be adjusted based on the ratings of the RCI Public Debt and will be as follows:

[Redacted – Commercially sensitive information pertaining to interest rates and fees payable by the Borrower, which are adjusted based on the ratings of the RCI Public Debt.]

2.5.3
All figures represent per cent per annum. Interest on Prime Rate Advances and Base Rate Advances shall be the Prime Rate or Base Rate, respectively, plus the relevant figure shown under “Prime Rate + or Base Rate +” above. The rate for calculation of Bankers’ Acceptance Fees and L/C Fees shall be the relevant figure shown under “LIBOR +, L/C Fee or B/A Fee” above. Interest on LIBOR Advances shall be the relevant LIBO Rate plus the relevant figure shown under “LIBOR +, L/C Fee or B/A Fee” above.

2.5.4	[Redacted – Commercially sensitive information pertaining to interest rates and fees payable by the Borrower, which are adjusted based on the ratings of the RCI Public Debt.]

2.5.5
The Borrower shall pay interest on overdue amounts at the rate then applicable to Prime Rate Advances, in the case of amounts in Canadian Dollars, or Base Rate Advances, in the case of amounts in US Dollars, plus in each case 2% per annum. Such interest shall be payable on demand.

2.5.6
The Borrower shall pay a fronting fee to the Issuing Bank for its own account on the amount of each L/C, except those issued under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche. The fronting fee shall be calculated and payable in the same manner as the L/C Fee but at a rate of [Redacted] per annum.

2.5.7
The Borrower shall pay a standby fee on the daily unadvanced portion of the Credits, taking into account Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, at a rate that shall be adjusted based on the ratings of RCI Public Debt and that shall be as specified under “Standby Fee” in the table. The standby fee shall be calculated daily on the basis of a 365/366 day year, beginning on 22 April 2021 and shall be payable quarterly in arrears on the fifth Business Day after the end of each fiscal quarter, with the first payment to be made on 8 July 2021. On final payment of the Obligations, the Borrower shall also pay any accrued but unpaid standby fees.

2.5.8
The Agent shall promptly distribute interest and fees for the Credits to the Lenders based on their respective Applicable Percentages, adjusted to take into account Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche.

2.5.9	The Borrower shall also pay agency fees to the Agent as agreed with the Agent.

2.6	Guarantee

In connection with the Existing Credit Agreement, the Guarantor guaranteed the Obligations by delivering the Guarantee, which among other things provides that the Guarantee may be terminated in specified circumstances. The Guarantee is being confirmed by the Guarantor in connection with this Agreement.

2.7	Exchange Rate Fluctuations

If fluctuations in rates of exchange in effect between US Dollars and Canadian Dollars cause the amount of Advances (expressed in Canadian Dollars based on the Exchange Rate in effect from time to time) under either Credit to exceed the maximum amount of the applicable Credit permitted herein by five percent or more at any time, the Borrower shall pay the Lenders within three Business Days after demand such amount as is necessary to repay the excess. If the Borrower is unable to do so because LIBOR Periods have not ended, Bankers’ Acceptances have not matured or L/Cs are outstanding, the Borrower shall, within three Business Days after demand, post Cash Collateral in the amount of the excess, which shall be held by the Agent until the amount of the excess is paid in full or is less than five percent, at which time it shall be promptly returned by the Agent to the Borrower if no Default has occurred and is continuing. If, on the date of any Advance under either Credit (whether by rollover, conversion or otherwise), the amount of Advances (expressed as described above) under either Credit exceeds the maximum amount of the applicable Credit permitted herein because of fluctuations in rates of exchange, the Borrower shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the applicable Credit being exceeded.

ARTICLE 3
DISBURSEMENT CONDITIONS

3.1	Conditions Precedent to Initial Advance

The following conditions precedent must be satisfied at or before the time of the initial Advance under this Agreement, unless waived in accordance with Section 8.7.2. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be in full force and effect and in form and substance satisfactory to the Lenders.

3.1.1
Corporate Information - The Agent shall have received a certificate of each of the Borrower and the Guarantor, in each case with copies of its Constating Documents, a list of officers and directors who are signing Loan Documents on its behalf, with specimens of their signatures, and copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents.

3.1.2	Documents - The Agent shall have received duly executed copies of this Agreement, the Guarantee (which was delivered in connection with the Existing Credit Agreement) and the Fee Agreement.

3.1.3
Liens and Existing Credit Agreement - The Agent must have received payment of all interest and fees and reimbursement of all expenses owing to the Agent and the Lenders under or in connection with the Existing Credit Agreement. The Agent must also have received evidence of the delivery of releases, discharges and postponements (in registrable form where appropriate) covering any Liens affecting the property of the Borrower and the Restricted Subsidiaries that are not permitted by this Agreement, and received any statements, acknowledgments or other evidence that is reasonably required in respect of other Liens affecting the property of the Borrower and the Restricted Subsidiaries to confirm that the Liens are permitted.

3.1.4	Financial Information - The Agent shall have received:

(a)
the Borrower’s consolidated financial statements for its fiscal year ended 31 December 2020 (which are identical to its Consolidated financial statements for that year), which are acknowledged to have been adequately delivered by having been posted by the Borrower on the www.sedar.com website; and

(b)	a Compliance Certificate for the fiscal period ended 31 December 2020.

3.1.5	Opinions - The Agent shall have received:

(a)	the opinion of McCarthy Tétrault LLP, counsel to the Lenders, addressed to the Agent and the Lenders; and

(b)
the opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower, and any applicable local counsel (including Fasken Martineau DuMoulin LLP), addressed to the Agent and the Lenders; Davies Ward Phillips & Vineberg LLP or applicable local counsel shall, among other things, opine (subject to customary limitations) that the entry into and performance of the Borrower’s obligations under or in connection with the Loan Documents will not contravene, conflict with, or result in the breach of any Applicable Law or with the terms and conditions of agreements relating to RCI Public Debt.

3.1.6	Other Matters

The Agent must have received payment of all fees that are payable under or in connection with this Agreement to the Agent, the Lenders or any of them on or before the initial Advance. The Agent must also have received reimbursement of all reasonable and documented out-of-pocket expenses incurred by the Agent, the Lenders or any of them, including legal fees, as required by this Agreement, provided that reasonable properly documented invoices have been submitted to the Borrower not later than five Business Days before the date of this Agreement.

3.2	Conditions Precedent to all Advances

The obligation of the Lenders to make any Advance is subject to the conditions precedent that:

(a)	no Default has occurred and is continuing on the Drawdown Date, or would result from making the Advance;

(b)	the Agent has received timely notice as required under Section 4.5;

(c)	all other terms and conditions of this Agreement upon which an Advance may be obtained are fulfilled.

ARTICLE 4
ADVANCES

4.1	Lenders’ Obligations Relating to L/Cs and TD, BNS and the Additional Swingline Tranches

4.1.1
Notwithstanding that Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche are for the time being made by TD, BNS and any Additional Swingline Lender, respectively, it is the intention of the parties that the ultimate credit risk and exposure of any Lender in respect of the Credits (including any Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche) be in accordance with its Applicable Percentage. Accordingly, on the Obligations becoming due and payable under Section 7.2, each Lender shall do all such things, including purchasing participations in Advances made by TD, BNS and any Additional Swingline Lender, under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower.

4.1.2
In addition, each Lender shall immediately indemnify the Issuing Bank for that Lender’s Applicable Percentage of any payment made by the Issuing Bank in respect of an L/C (other than those issued under the TD Tranche, the BNS Tranche or any Additional Swingline Tranche, which are subject to the preceding paragraph) for which the Issuing Bank is not immediately reimbursed by the Borrower, and shall do all such things, including purchase of participations in Advances made by the Issuing Bank, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower.

4.1.3
Each Lender acknowledges and agrees that its obligations under this Section 4.1 are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

4.1.4
If any Lender fails to take the actions required under this Section 4.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to that Lender under this Agreement as are necessary to compensate the other Lenders for that Lender’s failure. Any such adjustment shall be consistent with Section 8.11 if that Lender is a Defaulting Lender.

4.2	Exceptions Relating to TD, BNS and the Additional Swingline Tranches

4.2.1
Subject to the provisions of Section 4.1 regarding steps to be taken in the event of acceleration of payment of the Obligations, any provisions of this Agreement that contemplate the participation in Advances and payments under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche by any Lender other than TD, BNS, and any Additional Swingline Lender, respectively, do not apply to the TD Tranche, the BNS Tranche and any Additional Swingline Tranche. All Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall be made solely by TD, BNS and any Additional Swingline Lender, respectively, and records concerning Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall be maintained solely by TD, BNS and any Additional Swingline Lender, respectively. All payments of principal, interest, fees and other amounts relating to the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall be made solely to TD, BNS and any Additional Swingline Lender, respectively, at such place as they may designate from time to time. Any notices by the Borrower in connection with the TD Tranche, the BNS Tranche and any Additional Swingline Tranche shall be made to TD, BNS and any Additional Swingline Lender, respectively. Notice and minimum amount requirements for Advances shall not apply to Advances by way of overdraft under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche.

4.2.2
In connection with Advances by way of overdraft under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, TD, BNS and any Additional Swingline Lender, respectively, shall, at the close of business daily, ascertain the position or net position of the account or accounts agreed on by the Borrower and TD, BNS and any Additional Swingline Lender, respectively. If the position or net position is a debit in favour of the applicable Lender, the debit shall (if the Borrower is entitled to an Advance) be deemed to be a Prime Rate Advance (in the case of Canadian Dollars) or a Base Rate Advance (in the case of US Dollars) under the TD Tranche, the BNS Tranche or the Additional Swingline Tranche, as applicable, in the amount of the debit. If a position or net position is a credit in favour of the Borrower, the credit shall be deemed to be a repayment of Prime Rate Advances (in the case of Canadian Dollars) or Base Rate Advances (in the case of US Dollars) under the TD Tranche, the BNS Tranche or the Additional Swingline Tranche, as applicable, in the amount of the credit.

4.3	Evidence of Obligations

The Obligations resulting from Prime Rate Advances, Base Rate Advances, and LIBOR Advances made by the Lenders shall be evidenced by records maintained by the Agent, and by each Lender concerning those Advances it has made (including, in the case of an Issuing Bank, the L/Cs that it has issued and, in the case of TD, BNS and any Additional Swingline Lender, Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, respectively). The Agent shall also maintain records of the Obligations resulting from Advances by way of Bankers’ Acceptances, and each Lender shall also maintain records relating to Bankers’ Acceptances that it has accepted. The records maintained by the Agent (and by an Issuing Bank in respect of L/Cs it has issued and by TD, BNS and any Additional Swingline Lender concerning Advances under the TD Tranche, the BNS Tranche and any Additional Swingline Tranche, respectively) shall constitute, in the absence of manifest error, prima facie evidence of the Obligations and all details relating thereto. The failure of the Agent or any Lender to correctly record any such amount or date shall not, however, adversely affect the obligation of the Borrower to pay the Obligations in accordance with this Agreement.

4.4	Conversions

Subject to the other terms of this Agreement, the Borrower may from time to time convert all or any part of the outstanding amount of any Advance into another form of Advance permitted by this Agreement.

4.5	Notice of Advances and Payments

4.5.1
The Borrower shall give the Agent irrevocable written notice, in the form attached as Schedule A, of any request for any Advance to it under either Credit, except as provided in Sections 4.2 and 4.29. The Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it (whether resulting from repayment, prepayment, rollover or conversion) of any Advance under either Credit.

4.5.2
Notice in respect of a LIBOR Advance or payment thereof shall be given on the third Business Day before the date of Advance or payment. Notice in respect of an Advance by way of Bankers’ Acceptance or payment thereof shall be given on the second Business Day before the date of Advance or payment. Notice in respect of a Prime Rate Advance, Base Rate Advance or payment thereof shall be given on the Business Day before any such Advance or payment. Notice shall be given in respect of an Advance by way of L/C in accordance with Section 4.29. Any permanent reduction of either Credit shall only be effective on three Business Days’ notice as required by Section 4.6.

4.5.3
Notices shall be given not later than 1:00 p.m. (Toronto time) on the date for notice. Payments (other than those being made solely from the proceeds of rollovers and conversions) must be made before 1:00 p.m. (Toronto time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Business Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

4.6	Prepayments and Reductions

4.6.1
Subject to giving notice required by Section 4.5, the Borrower may at any time and from time to time repay, in whole or in part, Advances outstanding under either Credit without penalty or premium, except that (a) LIBOR Advances may not be paid before the end of the applicable LIBOR Periods unless the Borrower indemnifies the Lenders for any breakage costs that the Lenders incur as a result, and (b) Bankers’ Acceptances may not be paid before their respective maturity dates but the Borrower may discharge its obligations with respect to outstanding Bankers’ Acceptances at any time by paying the full face amount of the Bankers’ Acceptances to the Agent to be held as Cash Collateral for the account of the Lenders until the maturity of the Bankers’ Acceptances; provided that the Borrower shall also concurrently repay all corresponding BA Equivalent Loans.

4.6.2
The Borrower may, without penalty or premium, from time to time, by giving not less than three Business Days’ express written notice to the Agent and paying all accrued and unpaid standby fees to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of either Credit or of the permanent reduction of the committed amount under either Credit by an amount which shall be a minimum of $10,000,000 and a whole multiple of $1,000,000. The Borrower shall have no right to any increase in the committed amount of the applicable Credit thereafter.

4.7	Prime Rate, Base Rate and LIBOR Advances

4.7.1
Upon timely fulfilment of all applicable conditions as set forth in this Agreement, the Agent, in accordance with the procedures set forth in Section 4.10.2, will make the requested amount of a Prime Rate Advance, Base Rate Advance or LIBOR Advance available to the Borrower on the Drawdown Date requested by the Borrower by crediting the Designated Account with such amount. Each Prime Rate Advance or Base Rate Advance shall be in an aggregate minimum amount of $500,000 or US $500,000, respectively and in a whole multiple of $100,000 or US $100,000, respectively. Each LIBOR Advance shall be in minimum amount of US $5,000,000 and a whole multiple of US $1,000,000. The Borrower shall pay interest to the Agent for the account of the Lenders at the Branch of Account on any such Advances outstanding to it from time to time hereunder at the applicable rate of interest specified in Section 2.5.

4.7.2
Interest on Prime Rate Advances and Base Rate Advances shall be payable quarterly on each Interest Payment Date. Interest on LIBOR Advances shall be payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable, both before and after maturity, default and judgment, with interest on overdue interest at the same rate payable on demand. Overdue interest with respect to a LIBOR Advance shall, upon the expiry of the LIBOR Period applicable to such LIBOR Advance, bear interest, payable on demand, calculated at the rates applicable to Base Rate Advances.

4.7.3
Interest calculated with reference to the Prime Rate shall be calculated quarterly on the basis of a year of 365/366 days. Interest calculated with reference to the Base Rate shall be calculated quarterly on the basis of a year of 365/366 days. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days for a term equal to the applicable LIBOR Period or, if a LIBOR Period is longer than three months, every three months. Each rate of interest which is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period.

4.8	LIBOR Periods

4.8.1
The Borrower may select, by irrevocable notice to the Agent, LIBOR Periods of one to six months, in each case, subject to availability, to apply to any particular LIBOR Advance. LIBOR Periods of other lengths shall also be available at the discretion of the Lenders from time to time. No LIBOR Period may end on a date which is not a Business Day, or after the Credit 1 Maturity Date or Credit 2 Maturity Date, as applicable. The Borrower shall from time to time select and give notice to the Agent of the LIBOR Period for a LIBOR Advance which shall commence upon the making of the LIBOR Advance or at the expiry of any outstanding LIBOR Period applicable to a LIBOR Advance that is being rolled over. If the Borrower fails to select and give the

Agent notice of a LIBOR Period for a LIBOR Advance in accordance with Section 4.5, the Lenders shall be deemed to have made a Base Rate Advance to the Borrower to replace the maturing LIBOR Advance.

4.8.2
The Borrower shall not at any time have LIBOR Advances outstanding with a number of different maturity dates that is greater than 30 minus the number of different maturity dates for the Borrower’s Bankers’ Acceptances that are then outstanding.

4.9	Termination of LIBOR and Bankers’ Acceptance Advances

If at any time at least three Lenders holding not less than 35% of the Commitments determine in good faith and on reasonable grounds (which determination shall be conclusive and binding on the Borrower) that:

(a)	adequate and reasonable means do not exist for ascertaining the LIBO Rate applicable to a LIBOR Advance or for ascertaining the BA Discount Rate applicable to an Advance by way of Bankers’ Acceptance;

(b)
the LIBO Rate does not adequately reflect the effective cost to those Lenders of making or maintaining LIBOR Advances, or the BA Discount Rate does not adequately reflect the effective cost to those Lenders of making or maintaining Advances by way of Bankers’ Acceptance; or

(c)
they cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance or cannot otherwise perform their respective obligations hereunder with respect to any LIBOR Advance, then upon written notice by the Agent to the Borrower,

(d)
the right of the Borrower to request LIBOR Advances or Advances by way of Bankers’ Acceptance, as the case may be, from those Lenders shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists, which notice shall be provided by the Agent to the Borrower promptly on the cessation of such condition; and

(e)
if any Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advances owing by it to that Lender or convert them into other forms of Advance which are permitted by this Agreement, and the Borrower shall not be responsible for any loss or expense that the Lender incurs as a result, including breakage costs, notwithstanding that such repayment or conversion does not occur on the last day of a LIBOR Period.

4.10	Special Provisions Regarding Bankers’ Acceptances and LIBOR Advances

4.10.1	CDOR Discontinuation

(a)
If the Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or the Required Lenders notify the Agent that the Borrower or Required Lenders (as applicable) have determined that:

(i)
adequate and reasonable means do not exist for ascertaining the Canadian Dollar offered rate for Bankers’ Acceptances (“CDOR”) for purposes of determining the BA Discount Rate, including because the CDOR Page is not available or published on a current basis for the applicable interest period thereof and such circumstances are unlikely to be temporary; or

(ii)
the administrator of the CDOR or a Governmental Authority having jurisdiction over CDOR or the Agent has made a public statement identifying a specific date after which CDOR will permanently or indefinitely cease to be made available or permitted to be used for determining the interest rate of loans (such specific date in this clause (b) a “CDOR Scheduled Unavailability Date”); or

(iii)	CDOR is no longer the market standard benchmark for Canadian dollar borrowing,

then reasonably promptly after such determination by the Agent or receipt by the Agent of such notice, as applicable, the Agent and the Borrower may mutually agree upon a successor rate to CDOR, and the Agent and the Borrower may amend this Agreement to replace CDOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar Canadian Dollars denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “CDOR Successor Rate”), together with any proposed CDOR Successor Rate conforming changes and any such amendment shall become effective at 5:00 p.m. (Toronto time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Agent written notice that such Required Lenders do not accept such amendment.

(b)
If no CDOR Successor Rate has been determined and the circumstances under clause 4.10.1(a)(i) above exist or a CDOR Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to accept new Bankers’ Acceptances and BA Equivalent Loans, shall be suspended (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans). Upon receipt of such notice, the Borrower may revoke any pending request for an Advance of, conversion to or rollover of Bankers’ Acceptances or BA Equivalent Loans, (to the extent of the affected Bankers’ Acceptances, BA Equivalent Loans, or interest periods thereof) or, failing that, will be deemed to have converted such request into a request for an Advance of Prime Rate Advances in the amount specified therein.

(c)
Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than zero for the purposes of this Agreement. In addition, following the occurrence of the circumstances in clauses 4.10.1(a)(i), (ii) or (iii) above, CDOR shall not be included or referenced in the definition of Prime Rate.

(d)	Certain Defined Terms. As used in this Section 4.10.1:

“CDOR” has the meaning attributed thereto in Section 4.10.1(a)(i).

“CDOR Scheduled Unavailability Date” has the meaning attributed thereto in Section 4.10.1(a)(ii).

“CDOR Successor Rate” has the meaning attributed thereto in Section 4.10.1(a).

4.10.2	Benchmark Replacement Setting

Notwithstanding anything to the contrary herein (including in this Section 4.10) or in any other Loan Document:

(a)
Replacing the LIBO Rate. On March 5, 2021 the Financial Conduct Authority (“FCA”), the regulatory supervisor of USD LIBOR’s administrator (“IBA”), announced in a public statement the future cessation or loss of representativeness of overnight/Spot Next, 1‑month, 3‑month, 6‑month and 12‑month LIBO Rate tenor settings. On the earlier of (i) the date that all Available Tenors of the LIBO Rate have either permanently or indefinitely ceased to be provided by IBA or have been announced by the FCA pursuant to public statement or publication of information to be no longer representative and (ii) the Early Opt‑in Effective Date, if the then‑current Benchmark is the LIBO Rate, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(b)
Replacing Future Benchmarks. Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then‑current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. At any time that the administrator of the then‑current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored, the Borrower may revoke any request for a borrowing of, conversion to or continuation of Advances to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to Base Rate Advances. During the period referenced in the foregoing sentence, the component of the Base Rate based upon the Benchmark will not be used in any determination of the Base Rate.

(c)
Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Agent with the consent of the Borrower, acting reasonably, will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(d)
Notices; Standards for Decisions and Determinations. The Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Benchmark Replacement Conforming Changes. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 4.10.2 including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be presumed correct and binding absent manifest error and may be made in its or their sole discretion but with the consent of the Borrower, acting reasonably.

(e)
Unavailability of Tenor of Benchmark. At any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR or LIBO Rate), then the Agent may remove any tenor of such Benchmark that is unavailable or non-representative for Benchmark (including a Benchmark Replacement) settings and (ii) the Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings.

(f)	Certain Defined Terms. As used in this Section 4.10.2:

“Available Tenor” means, as of any date of determination and with respect to the then‑current Benchmark, as applicable, (x) if the then‑current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of a LIBOR Period or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date.

“Benchmark” means, initially, the LIBO Rate; provided that if a replacement of the Benchmark has occurred pursuant to this Section 4.10.2, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate. Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means, for any Available Tenor:

(1)	For purposes of clause (a) of this Section, the first alternative set forth below that can be determined by the Agent:

(a)
the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one‑month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three‑months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six‑months’ duration; or

(b)
the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of the LIBO Rate with a SOFR‑based rate having approximately the same length as the interest payment period specified in clause (a) of this Section; and

(2)
For purposes of clause (b) of this Section, the sum of (a) the alternate benchmark rate and (b) an adjustment (which may be a positive or negative value or zero), in each case, that has been selected by the Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then‑prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for US Dollar‑denominated syndicated credit facilities at such time;

provided that, notwithstanding anything to the contrary in this Agreement or in any other Loan Document and solely with respect to Advances denominated in US Dollars, upon the occurrence of a Term SOFR Event, and the delivery of a Term SOFR Notice, the “Benchmark Replacement” shall revert to and shall be deemed to be the sum of: (i) Term SOFR and (ii) 0.11448% (11.448 basis points) for an Available Tenor of one‑month’s duration, 0.26161% (26.161 basis points) for an Available Tenor of three‑months’ duration, and 0.42826% (42.826 basis points) for an Available Tenor of six‑months’ duration, as set forth in clause (1) of this definition; provided further that if the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “LIBOR Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent with the consent of the Borrower, acting reasonably, decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Agent with the consent of the Borrower, acting reasonably, decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Transition Event” means with respect to any then‑current Benchmark other than the LIBO Rate, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then‑current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark, announcing or stating that (a) such administrator has ceased or will cease on a specified date (in which case the “Benchmark Transition Event” will occur on such specified date) to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for it, then the Agent may establish another convention in its reasonable discretion.

“Early Opt‑in Effective Date” means, with respect to any Early Opt‑in Election, the sixth (6th) Business Day after the date notice of such Early Opt‑in Election is provided to the Lenders, so long as the Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt‑in Election is provided to the Lenders, written notice of objection to such Early Opt‑in Election from Lenders comprising the Required Lenders.

“Early Opt-in Election” means, the occurrence of:

(1)
a notification by the Agent to (or the request by the Borrower to the Agent to notify) each of the other parties hereto that at least five currently outstanding US Dollar-denominated syndicated credit facilities at such time contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)	the joint election by the Agent and the Borrower to trigger a fallback from the LIBO Rate and the provision by the Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the LIBO Rate.

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means a rate per annum equal to the secured overnight financing rate for such Business Day published by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) on the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org (or any successor source for the secured overnight financing rate identified as such by the administrator of the secured overnight financing rate from time to time).

“Term SOFR” means, for the applicable corresponding tenor, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Event” means the determination by the Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, (b) the administration of Term SOFR is administratively feasible for the Agent and (c) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement in accordance with Section 4.10.2 that is not Term SOFR.

“Term SOFR Notice” means a notification by the Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Event.

4.11	Co-ordination of Prime Rate, Base Rate and LIBOR Advances

Each Lender shall advance its Applicable Percentage of each Prime Rate, Base Rate and LIBOR Advance in accordance with the following provisions:

(a)
the Agent shall advise each Lender of its receipt of a notice from the Borrower pursuant to Section 4.5 on the day such notice is received and shall, as soon as possible, advise each Lender of such Lender’s Applicable Percentage of any Advance requested by the notice;

(b)	each Lender shall deliver its Applicable Percentage of the Advance to the Agent not later than 11:00 a.m. (Toronto time) on the Drawdown Date;

(c)
if the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 1:00 p.m. (Toronto time) on the Drawdown Date, but if the conditions precedent to the Advance are not met by 1:00 p.m. (Toronto time) on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made; and

(d)
if the Agent determines that a Lender’s Applicable Percentage of an Advance would not be a whole multiple of $100,000 or US $100,000, as the case may be, the amount to be advanced by that Lender may be increased or reduced by the Agent in its sole discretion to the extent necessary to reflect the requirements of this sub-paragraph.

4.12	Execution of Bankers’ Acceptances

4.12.1
To facilitate the acceptance of Bankers’ Acceptances hereunder, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

4.12.2
Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are hereby authorized to accept or pay, as the case may be, any order of the Borrower which purports to bear such a signature notwithstanding that any such individual has ceased to be an authorized officer of the Lender. Any such order or Bankers’ Acceptance shall be as valid as if he or she were an authorized officer at the date of issue of the order or Bankers’ Acceptance.

4.12.3
Any order or Bankers’ Acceptance signed by a Lender as attorney for the Borrower, whether signed in handwriting or by the facsimile or mechanical signature of an authorized officer of a Lender may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the Borrower as if duly signed and issued by the Borrower.

4.12.4
The receipt by the Agent of a request for an Advance by way of Bankers’ Acceptances shall be each Lender’s sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with such request and the advice of the Agent given pursuant to Section 4.15, and the orders so executed shall thereupon be deemed to have been presented for acceptance.

4.13	Sale of Bankers’ Acceptances

4.13.1
In each notice requesting an Advance by way of Bankers’ Acceptances, the Borrower shall designate, for each Lender other than Non BA Lenders, whether (a) it shall be the initial responsibility of the Borrower to arrange, in accordance with normal market practice, for the sale on each Drawdown Date of the Bankers’ Acceptances issued by the Borrower or (b) it shall be the responsibility of that Lender to arrange, in accordance with normal market practice, for the sale on each Drawdown Date of the Bankers’ Acceptances to be accepted by that Lender, failing which the Lender shall purchase its Bankers’ Acceptances.

4.13.2
If the Borrower designates that it shall be the responsibility of the Borrower to arrange for the sale of the Bankers’ Acceptances, the Borrower shall advise the Agent (which shall promptly give the relevant particulars to each Lender) as soon as possible and in any event not later than 10:00 a.m. (Toronto time) on the Drawdown Date of the terms and maturity dates (which shall be identical for all Lenders) and the purchaser and price payable for each such Bankers’ Acceptance. If, notwithstanding that the Borrower designated that it would be the initial responsibility of the Borrower to arrange for the sale of Bankers’ Acceptances, the Borrower is unable to arrange some or all sales, the Borrower shall notify the Agent (which shall promptly notify the relevant Lenders) as soon as possible and in any event not later than 9:30 a.m. (Toronto time) on the Drawdown Date, in which case it shall be the responsibility of the relevant Lenders to arrange for the sale of their respective Bankers’ Acceptances, failing which they shall purchase their respective Bankers’ Acceptances.

4.13.3
In accordance with the procedures set forth in Section 4.15, the Agent will make the net proceeds of the requested Advance by way of Bankers’ Acceptances received by it from the Lenders available to the Borrower on the Drawdown Date by crediting the Designated Account with such amount.

4.14	Size and Maturity of Bankers’ Acceptances and Rollovers

4.14.1
Each Advance of Bankers’ Acceptances shall be in a minimum amount of $5,000,000 and in a whole multiple of $500,000, and each Bankers’ Acceptance shall be in the amount of $1000 or whole multiples thereof. Each Bankers’ Acceptance shall have a term of one, two or three months (or, subject to the consent of the other Lenders, such other period, subject to availability) after the date of acceptance of the order by a Lender, but no Bankers’ Acceptance may mature on a date which is not a Business Day or on a date which is later than the Credit 1 Maturity Date or Credit 2 Maturity Date, as applicable. The face amount at maturity of a Bankers’ Acceptance may be renewed as a Bankers’ Acceptance or converted into another form of Advance permitted by this Agreement.

4.14.2
The Borrower shall not at any time have Bankers’ Acceptances outstanding with a number of different maturity dates that is greater than 30 minus the number of different maturity dates for the Borrower’s LIBOR Advances that are then outstanding.

4.15	Co-ordination of BA Advances

Each Lender (other than any Non BA Lender) shall advance its Applicable Percentage of each Advance by way of Bankers’ Acceptances in accordance with the provisions set forth below.

4.15.1
The Agent, promptly following receipt of a notice from the Borrower pursuant to Section 4.5 requesting an Advance by way of Bankers’ Acceptances, shall advise each Lender of the aggregate face amount and term(s) of the Bankers’ Acceptances to be accepted by it, which term(s) shall be identical for all Lenders. The aggregate face amount of Bankers’ Acceptances to be accepted by a Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders, except that, if the face amount of a Bankers’ Acceptance would not be $1000 or a whole multiple thereof, the face amount shall be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $1000.

4.15.2	Information concerning the term, maturity date and price payable for Bankers’ Acceptances and, if applicable, the identity of purchasers of Bankers’ Acceptances shall be provided by the Borrower to the Agent and by the Agent to the Lenders in accordance with Section 4.13.

4.15.3
Each Lender shall transfer to the Agent at the Branch of Account for value on each Drawdown Date immediately available Cdn. Dollars in an aggregate amount equal to the BA Discount Proceeds of all Bankers’ Acceptances accepted and sold or purchased by the Lender on such Drawdown Date net of the applicable Bankers’ Acceptance Fee and net of the amount required to pay any of its previously accepted Bankers’ Acceptances that are maturing on the Drawdown Date or any of its other Advances that are being converted to Bankers’ Acceptances on the Drawdown Date.

4.15.4
If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 1:00 p.m. (Toronto time) on the Drawdown Date, but if the conditions precedent to the Advance are not met by 1:00 p.m. (Toronto time) on the Drawdown Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until such time as the Advance is made.

4.15.5
Subject to Section 4.9 but notwithstanding any other provision hereof, for the purpose of determining the amount to be transferred by a Lender to the Agent for the account of the Borrower in respect of the sale of any Bankers’ Acceptance issued by the Borrower and accepted by such Lender, the proceeds of sale thereof shall be deemed to be an amount equal to the BA Discount Proceeds calculated with respect thereto. Accordingly, in respect of any particular Bankers’ Acceptance for which a Lender has arranged the sale, rather than the Borrower, the Lender in addition to its entitlement to retain the applicable Bankers’ Acceptance Fee for its own account shall be entitled to retain for its own account the amount, if any, by which the actual proceeds of sale thereof exceed the BA Discount Proceeds calculated with respect thereto, and shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale thereof are less than the BA Discount Proceeds calculated with respect thereto.

4.16	Non BA Lender

Whenever the Borrower requests an Advance that includes Bankers’ Acceptances, each Lender that is not permitted by Applicable Law or by customary market practice to accept a Bankers’ Acceptance (a “Non BA Lender”) shall, in lieu of accepting its pro rata amount of such Bankers’ Acceptances, make available to the Borrower on the Drawdown Date a loan (a “BA Equivalent Loan”) in Canadian Dollars and in an amount equal to the BA Discount Proceeds of the Bankers’ Acceptances that the Non BA Lender would have been required to accept on the Drawdown Date if it were able to accept Bankers’ Acceptances. Each Non BA Lender shall also be entitled to deduct from the BA Equivalent Loan an amount equal to the Bankers Acceptance Fee that would have been applicable had it been able to accept Bankers’ Acceptances. The BA Equivalent Loan shall have a term equal to the term of the Bankers’ Acceptances that the Non BA Lender would otherwise have accepted and the Borrower shall, at the end of that term, be obligated to pay the Non BA Lender an amount equal to the aggregate face amount of the Bankers’ Acceptances that it would otherwise have accepted. All provisions of this Agreement applicable to Bankers’ Acceptances and Lenders that accept Bankers’ Acceptances shall apply mutatis mutandis to BA Equivalent Loans and Non BA Lenders.

4.17	Payment of Bankers’ Acceptances

4.17.1
The Borrower shall provide for the payment to the Agent at the Branch of Account for the account of the applicable Lenders of the full face amount of each Bankers’ Acceptance accepted for its account on the earlier of (i) the date of maturity of a Bankers’ Acceptance and (ii) the date on which any Obligations become due and payable pursuant to Section 7.2. The Lenders shall be entitled to recover interest from the Borrower at a rate of interest per annum equal to the rate applicable to Prime Rate Advances under the Credit under which the Bankers’ Acceptance was issued, compounded monthly, upon any amount payment of which has not been provided for by the Borrower in accordance with this Section. Interest shall be calculated from and including the date of maturity of each Bankers’ Acceptance up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

4.17.2
If the Borrower provides cash in respect of a Bankers’ Acceptance in response to any Obligations becoming due and payable under Section 7.2 before the date of maturity of the Bankers’ Acceptance, it shall be entitled to receive interest on the cash provided in accordance with Section 10.12 as long as the cash is held as Cash Collateral.

4.18	Deemed Advance - Bankers’ Acceptances

Except for amounts which are paid from the proceeds of a rollover of a Bankers’ Acceptance or for which payment has otherwise been funded by the Borrower, any amount which a Lender pays to any third party on or after the date of maturity of a Bankers’ Acceptance in satisfaction thereof or which is owing to the Lender in respect of such a Bankers’ Acceptance on or after the date of maturity of such a Bankers’ Acceptance, shall be deemed to be a Prime Rate Advance to the Borrower under this Agreement. Each Lender shall forthwith give notice of the making of such a Prime Rate Advance to the Borrower and the Agent (which shall promptly give similar notice to the other Lenders). Interest shall be payable on such Prime Rate Advances in accordance with the terms applicable to Prime Rate Advances.

4.19	Waiver

The Borrower shall not claim from a Lender any days of grace for the payment at maturity of any Bankers’ Acceptances presented and accepted by the Lender pursuant to this Agreement. The Borrower waives any defence to payment which might otherwise exist if for any reason a Bankers’ Acceptance shall be held by a Lender in its own right at the maturity thereof, and the doctrine of merger shall not apply to any Bankers’ Acceptance that is at any time held by a Lender in its own right.

4.20	Degree of Care

Any executed orders to be used as Bankers’ Acceptances shall be held in safekeeping with the same degree of care as if they were the Lender’s own property, and shall be kept at the place at which such orders are ordinarily held by such Lender.

4.21	Indemnity

The Borrower shall indemnify and hold the Lenders, and each of them, harmless from any loss, cost, damage or expense with respect to any Bankers’ Acceptance dealt with by the Lenders for the Borrower’s account, but shall not be obliged to indemnify a Lender for any (i) loss, cost, damage or expense caused by the gross negligence, wilful misconduct or breach of any Loan Document of that Lender or (ii) claims brought by the Agent against a Lender or by a Lender against the Agent or another Lender.

4.22	Obligations Absolute

The obligations of the Borrower with respect to Bankers’ Acceptances under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(a)	any lack of validity or enforceability of any order accepted by a Lender as a Bankers’ Acceptance; or

(b)
the existence of any claim, set-off, defence or other right which the Borrower may have at any time against the holder of a Bankers’ Acceptance, a Lender or any other person or entity, whether in connection with this Agreement or otherwise.

4.23	Shortfall on Drawdowns, Rollovers and Conversions

The Borrower agrees that:

(a)	the difference between the amount of an Advance requested by the Borrower by way of Bankers’ Acceptances and the actual proceeds of the Bankers’ Acceptances;

(b)	the difference between the actual proceeds of a Bankers’ Acceptance and the amount required to pay a maturing Bankers’ Acceptance, if a Bankers’ Acceptance is being rolled over; and

(c)	the difference between the actual proceeds of a Bankers’ Acceptance and the amount required to repay any Advance which is being converted to a Bankers’ Acceptance;

shall be funded and paid by the Borrower from its own resources, by 11:00 a.m. on the day of the Advance or may be advanced as a Prime Rate Advance under the applicable Credit if the Borrower is otherwise entitled to an Advance under that Credit.

4.24	Prohibited Use of Bankers’ Acceptances

The Borrower shall not enter into any agreement or arrangement of any kind with any person to whom Bankers’ Acceptances have been delivered whereby the Borrower undertakes to replace such Bankers’ Acceptances on a continuing basis with other Bankers’ Acceptances, nor shall the Borrower directly or indirectly take, use or provide Bankers’ Acceptances as security for loans or advances from any other person.

4.25	Failure of Lender to Fund

4.25.1
Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. (The Borrower and Lenders acknowledge that, as of the date of this Agreement, it is not the Agent’s usual practice to proceed as it is entitled to do in accordance with the preceding sentence.) In that event, if a Lender has not in fact made its share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance. For clarity, the Borrower shall not be responsible for payment or reimbursement of interest owing by the applicable Lender to the Agent, but shall be responsible for payment to the Lender of interest on the Advance from and including the date the amount was made available to the Borrower by the Agent. If the Lender does not do so forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

4.25.2
Notwithstanding the provisions of Section 4.25.1, if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (such Lender being herein called the “Non-Funding Lender”), the Agent shall forthwith give notice of such failure by the Non-Funding Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender’s Applicable Percentage of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Non-Funding Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of such Advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in such circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent and the Borrower its Applicable Percentage of any Advance as required herein.

4.26	Payments by the Borrower

4.26.1
All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as otherwise provided in this Agreement (including Section 4.27), the Agent shall distribute:

(a)	payments of interest in accordance with each Lender’s Applicable Percentage of the applicable Credit;

(b)	repayments of principal in accordance with each Lender’s Applicable Percentage of the applicable Credit; and

(c)
all other payments received by the Agent, including amounts received upon enforcement of the Obligations, in accordance with each Lender’s Applicable Percentage of the applicable Credit, except that no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

4.26.2
If the Agent does not distribute a Lender’s share of a payment made by the Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the rate per annum determined by the Agent in accordance with prevailing banking industry practice on interbank compensation multiplied by (ii) the Lender’s share of the amount received by the Agent from the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365 and the Borrower shall not be responsible for the payment of such interest or the reimbursement of any such payment by the Agent.

4.27	Payments by Agent

4.27.1	For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(a)
the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Agent from the Borrower;

(b)
if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Agent;

(c)
if any Lender advances more or less than its Applicable Percentage of a Credit, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(d)
if a Lender’s Applicable Percentage of an Advance has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, such Lender’s entitlement to such payment shall be reduced in proportion to the length of time such Lender’s share of the applicable Advance or such Lender’s Commitment, as the case may be, has actually been outstanding;

(e)
the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of manifest error, be binding and conclusive; and

(f)	upon request, the Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein.

4.27.2
Unless the Agent has received notice from the Borrower before the date on which any payment is due to the Agent for the account of any Lender that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

4.28	Prohibited Rates of Interest

It is the intention of the parties to comply with applicable usury laws now or hereafter enacted. Accordingly, notwithstanding any other provisions of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one such law is applicable to the Borrower, the Borrower shall not be obliged to make payment in an amount or at a rate higher than the lowest amount or rate permitted by such laws. If from any circumstances whatever, fulfilment of any provision of any Loan Document shall involve transcending the limit of validity prescribed by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document in an amount that would exceed the highest lawful rate of interest permitted by Applicable Law, such amount that would be excessive interest shall be applied to the reduction of the principal amount of the applicable Credit, and not to the payment of interest, or if such excessive interest exceeds the unpaid principal balance of the applicable Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Borrower, the Agent and the Lenders shall, to the maximum extent permitted by Applicable Law, characterize any non-principal payment as an expense, fee or premium rather than as interest, exclude voluntary prepayments and the effects thereof, amortize, prorate, allocate and spread the total amount of interest throughout the term of such indebtedness so that interest thereon does not exceed the maximum amount permitted by Applicable Law, and/or allocate interest between portions of such indebtedness to the end that no such portion shall bear interest at a rate greater than that permitted by Applicable Law. For the purposes of the application of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and in the event of any dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive for the purpose of such determination.

4.29	Issuance and Maturity of L/Cs

4.29.1
Notice shall be given in respect of an Advance by way of L/C directly to the applicable Issuing Bank at such time as the Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C. A request shall be in a form acceptable to the Issuing Bank and shall include the details of the L/C to be issued. The Issuing Bank shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, issue the L/C to the Borrower or as it directs on the Drawdown Date or as soon thereafter as the Issuing Bank is satisfied with the form of L/C to be issued.

4.29.2
Each L/C issued under this Agreement shall have a term which is not more than one year after its issuance date or renewal date (which may extend beyond the Credit 1 Maturity Date or Credit 2 Maturity Date, as applicable), but may provide for automatic renewal of its term for successive periods of up to one year each as long as the Issuing Bank has the right to avoid automatic renewal by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the cancellation of a Credit, the Borrower shall arrange for all outstanding L/Cs under that Credit to be returned to the applicable Issuing Bank for cancellation or provide Cash Collateral to the applicable Issuing Bank in an amount sufficient to fully secure all outstanding L/Cs, all L/C Fees and all fronting fees for the remainder of their respective terms (assuming no automatic renewal), in which case the Cash Collateral shall be held by the Issuing Bank until all outstanding L/Cs have been returned for cancellation, have been fully drawn or have expired, and all Obligations of the Borrower relating to the L/Cs have been paid and performed in full.

4.30	Payment of L/C Fees

Payment of L/C Fees shall be made to the Agent on each Interest Payment Date, based on information provided to it by each Issuing Bank in respect of L/Cs for which it is the Issuing Bank. L/C Fees shall be calculated at the rate specified in Section 2.5 on the undrawn amount of each L/C, shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of Advance or the previous Interest Payment Date, as the case may be, to but excluding the current Interest Payment Date, or including the expiry date of the L/C, as the case may be. L/C Fees shall be calculated on the basis of a 365/366 day year.

4.31	Payment of L/Cs

4.31.1
The Borrower shall provide for the payment to the applicable Issuing Bank at the branch where the L/C was issued of the full face amount of each L/C (or the amount actually paid in the case of a partial payment) on the earlier of (i) the date on which the Issuing Bank notifies the Borrower that it has made a payment to the beneficiary of an L/C, and (ii) the date on which any Obligations become due and payable pursuant to Section 7.2. Any payment made under item (ii) shall be held as Cash Collateral until maturity or cancellation of the L/Cs collateralized and all other obligations under this Agreement and the other Loan Documents have been paid in full and performed, other than obligations that by their terms survive the termination of this Agreement. The Issuing Bank shall be entitled to recover interest from the Borrower at a rate of interest per annum equal to the rate applicable to Prime Rate Advances (in the case of Canadian Dollar L/Cs) or Base Rate Advances (in the case of US Dollar L/Cs), compounded monthly, on any amount payment of which has not been provided for by the Borrower in accordance with this Section 4.31. Interest shall be calculated from and including the date on which the Issuing Bank makes a payment to the beneficiary of an L/C, up to but excluding the date such payment, and all interest thereon, both before and after demand, default and judgment, is provided for by the Borrower.

4.31.2
The obligation of the Borrower to reimburse the Issuing Bank for a payment to a beneficiary of an L/C shall be absolute and unconditional (without prejudice to the Borrower’s right, after reimbursing the Issuing Bank, to claim damages from the Issuing Bank for matters arising from the Issuing Bank’s wilful misconduct, gross negligence or breach of any Loan Document), and shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) paid or acted on in good faith and in conformity with Applicable Laws or customs applicable thereto being invalid, insufficient, fraudulent or forged, nor shall the Borrower’s obligation be subject to any defence or be affected by any right of set off, counter-claim or recoupment that the Borrower may now or hereafter have against the beneficiary, the Issuing Bank or any other Person for any reason whatsoever, including the fact that the Issuing Bank paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Bank or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Bank of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or customs applicable thereto shall be binding on the Borrower and shall not place the Issuing Bank under any resulting liability to the Borrower except for the Issuing Bank’s gross negligence, wilful misconduct or breach of any Loan Document. Without limiting the generality of the foregoing, the Issuing Bank may receive, accept, or pay as complying with the terms of the L/C, any Demand otherwise in order which may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other person or entity acting as the representative or in place of, the beneficiary. The Borrower shall not take any steps, issue any instructions to the Issuing Bank or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Bank or its correspondents to honour or pay a Demand.

4.31.3
If the Borrower provides cash in response to any Obligations becoming due and payable under Section 7.2, it shall be entitled to receive interest on the cash provided in accordance with Section 10.12 as long as the cash is held as Cash Collateral.

4.32	Deemed Advance - L/Cs

Except for amounts that have been funded by the Borrower, any amount that an Issuing Bank pays to any third Person in respect of an L/C in satisfaction or partial satisfaction thereof shall also be deemed to be a Prime Rate Advance in the case of Canadian Dollar L/Cs or a Base Rate Advance in the case of US Dollar L/Cs (under the TD Tranche, the BNS Tranche or any Additional Swingline Tranche, if the L/C was issued pursuant to the TD Tranche, the BNS Tranche or any Additional Swingline Tranche, respectively, and otherwise under Credit 1 or Credit 2, as applicable, with each Lender participating in accordance with Section 4.1). Interest shall be payable on such Advances in accordance with the terms applicable to such Advances.

4.33	Prohibited Use of L/Cs

The Borrower shall not directly or indirectly take, use or provide L/Cs as security for loans or advances of borrowed money from any other person.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties

The Borrower represents and warrants to the Lenders as specified below. Each representation and warranty below is made by the Borrower as to itself and, in respect of Sections 5.1.1 and 5.1.2(a) only, as to the Guarantor.

5.1.1	Corporate Matters

(a)
It is a duly incorporated or amalgamated and validly existing corporation and has the corporate or other similar power and authority to enter into and perform its obligations under the Loan Documents to which it is or will be a party, to own its property and to carry on the business in which it is engaged.

(b)
It is in compliance with the requirements for carrying on business in all jurisdictions in which it carries on business, and has any Permits required as of the date hereof to enter into and perform its obligations under the Loan Documents to which it is or will be a party, to own its property and to carry on the business in which it is engaged, except to the extent that the non-compliance or absence of Permits would not have a material adverse effect on its ability to perform its obligations under the Loan Documents.

(c)
The entering into and the performance by it of the Loan Documents to which it is or will be a party have been duly authorized by all necessary corporate action on its part, do not and will not violate its Constating Documents, any Applicable Law, any material Permit or any agreement relating to RCI Public Debt, and will not in any material respect result in the creation of any Lien on any of its property, require it to create any Lien on any of its property or result in the forfeiture of any of its property.

(d)
Its Constating Documents do not restrict the power of its directors to borrow money, to give financial assistance by way of loan, guarantee or otherwise, or to encumber any or all of its present and future property to secure the Obligations, except for restrictions under any Constating Document which have been complied with in connection with the Loan Documents.

(e)
It is not in violation of any term of its Constating Documents and is not in violation of any Applicable Law, Permit or any agreement relating to RCI Public Debt, the violation of which would materially and adversely affect its ability to perform its obligations under the Loan Documents, nor will its execution, delivery and performance of the Loan Documents to which it is or will be a party result in any such violation.

5.1.2	Loan Documents

(a)
The Loan Documents to which it is or will be a party have been or will be duly executed and delivered by it and, when executed and delivered, will constitute legal, valid and binding obligations enforceable against it in accordance with their respective terms, subject to the availability of equitable remedies, the effect of bankruptcy, insolvency and similar laws affecting the rights of creditors generally, and other qualifications contained in the legal opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower.

(b)	To the Borrower’s knowledge, except as reported to the Agent under Section 6.3.2(a), no Default has occurred and is continuing.

5.1.3	Litigation, Financial Statements Etc.

(a)
As of the date of execution of this Agreement, except as disclosed in any filing posted by the Borrower on the www.sedar.com website, there are no litigation, arbitration or administrative proceedings or industrial or labour disputes outstanding and, to its knowledge after having made reasonable inquiry, there are no proceedings or disputes pending or threatened in writing, against it or any Restricted Subsidiary which, in either case, would reasonably be expected to materially and adversely affect its ability to perform its obligations under the Loan Documents.

(b)
To its knowledge after having made reasonable inquiry, all of its quarterly and annual financial statements which have been furnished to the Lenders, or any of them, in connection with this Agreement (including by posting on the www.sedar.com website, or other website generally used in Canada for public filings by reporting issuers) fairly present in all material respects its financial position as of the dates referred to therein and have been prepared in accordance with GAAP except, in the case of quarterly financial statements, certain notes to the statements and normal year-end audit adjustments required by GAAP are not included.

(c)
As of the date of execution of this Agreement, there does not exist and there has not occurred since 31 December 2020 any change in its property, operations or condition (financial or otherwise) that would reasonably be expected to have a material adverse effect on its ability to perform its obligations under the Loan Documents, nor is there any existing condition, event or development that would reasonably be expected to result in such a change.

(d)
It is not in default under any agreement relating to RCI Public Debt to an extent that would materially and adversely affect the financial position of the Borrower and the Restricted Subsidiaries, taken as a whole, or their ability to carry on business or perform their obligations under the Loan Documents.

(e)
Other than as permitted in this Agreement, the Obligations rank equally and ratably with all of the Borrower’s other Debt, other than Debt that is by its terms expressly subordinated to the Obligations and any Debt that is preferred by mandatory provisions of Applicable Law.

(f)	As of the date of this Agreement, its registered office is located in British Columbia.

5.2	Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (excluding the rollover or conversion of any existing Advance and the making of any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders, acting reasonably. The Lenders shall be deemed to have relied upon such representations and warranties at each such time as a condition of making an Advance hereunder or continuing to extend the Credits hereunder.

ARTICLE 6
COVENANTS AND CONDITIONS

6.1	Financial Covenants

6.1.1	The Borrower shall ensure that the Debt to Operating Cash Flow Ratio at the end of each of its fiscal quarters ending during the periods set out below does not exceed:

(a)	4.50 to 1.00, for the period from the date of this Agreement to the Acquisition Closing Date;

(b)	5.75 to 1.00, thereafter until the end of the first four full fiscal quarters following the fiscal quarter in which the Acquisition Closing Date occurs;

(c)	5.25 to 1.00 thereafter until the end of the first eight full fiscal quarters following the fiscal quarter in which the Acquisition Closing Date occurs;

(d)	4.75 to 1.00 thereafter until the end of the first twelve full fiscal quarters following the fiscal quarter in which the Acquisition Closing Date occurs; and

(e)	4.50 thereafter.

6.1.2	The Borrower shall ensure that the Operating Cash Flow to Consolidated Interest Expense Ratio is not less than 2.00 to 1 at the end of each of its fiscal quarters.

6.2	Positive Covenants

6.2.1	General Covenants

(a)	The Borrower shall duly and punctually pay the Obligations at the times and places and in the manner required by the terms thereof.

(b)
The Borrower and the Guarantor shall each operate its business in compliance in all material respects with all Applicable Law (including that regarding ownership of persons carrying on the type of business that it carries on), all agreements relating to RCI Public Debt and its Permits, except where failure to do so would not have a material adverse effect on its ability to perform its obligations under the Loan Documents to which it is or will be a party.

(c)
The Borrower and the Guarantor shall each maintain in good standing and shall obtain, as and when required, all Permits which are material and necessary to permit it to acquire, own, operate and maintain its business and property, except where failure to do so would not have a material adverse effect on its ability to perform its obligations under the Loan Documents to which it is or will be a party.

(d)
The Borrower will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all material Taxes levied or imposed upon the Borrower or any Restricted Subsidiary or upon the income, profits or property of the Borrower or any Restricted Subsidiary and (b) all material lawful claims for labour, materials and supplies, which, if unpaid, might by law become a Lien upon the property of the Borrower or any Restricted Subsidiary that would reasonably be expected to produce a material adverse effect on the Consolidated financial condition of the Borrower; provided, however, that the Borrower shall not be required to pay or discharge or cause to be paid or discharged any such Tax or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

6.2.2	Inspection

If a Default has occurred and is continuing, the Borrower shall at all reasonable times and from time to time upon reasonable notice, permit representatives of the Lenders to inspect any of its property and to examine and take extracts from its financial books, accounts and records, including accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its representatives as it may designate) its auditors, the reasonable expense of all of which shall be paid by the Borrower, provided that:

(a)	the Lenders’ exercise of their rights under this paragraph does not unreasonably interfere with its operations;

(b)
the Lenders maintain the confidentiality of all information they receive in accordance with usual requirements of banker / customer confidentiality, and do not disclose or use it except for the purposes of this Agreement;

(c)
any representative of a Lender who is not an employee of that Lender has executed and delivered an agreement in favour of the Borrower and the Lenders to use any information obtained as a result of any inspection or examination on behalf of a Lender only for the purposes of this Agreement, and has established to the reasonable satisfaction of the Borrower and the Lenders that there is no inherent conflict of interest between the business and clientele of the Borrower and the business and clientele (other than the Lenders) of that representative;

(d)
unless steps have been taken to enforce all or any part of the Obligations, the Lenders and their representatives shall not be entitled to take copies of any portion of the books, accounts and records of the Borrower or any Restricted Subsidiary that would identify any particular customer of the Borrower or the usage made by a particular customer or group of customers of the services offered by the Borrower or any Restricted Subsidiary, provided that any such access granted to the Lenders and their representatives shall be subject to any limitations imposed by Applicable Law;

(e)
the examination and inspection does not breach any confidentiality provision of any agreement relating to technological aspects of the computer data banks and hardware and software systems belonging to the Borrower.

6.3	Reporting and Notice Requirements

During the term of this Agreement, the Borrower shall deliver or cause the delivery of the periodic reports specified below and shall give notices in the circumstances specified below, or cause notices to be given. Any report or notice shall be considered to have been delivered or given when the Borrower notifies the Agent that it has been posted by the Borrower on the www.sedar.com website, or other website generally used in Canada for public filings by reporting issuers. All financial statements shall be prepared in accordance with GAAP except that, in the case of quarterly financial statements, certain notes to the statements and normal year-end audit adjustments required by GAAP are not included.

6.3.1	Periodic Reports

(a)
The Borrower shall, as soon as practicable and in any event within 60 days after the end of each fiscal quarter (including the fourth fiscal quarter if the Borrower issues financial statements to the public for that quarter), cause to be prepared and delivered to the Lenders, interim unaudited consolidated and Consolidated financial statements of the Borrower as at the end of such fiscal quarter including a balance sheet, statement of income and retained earnings and statement of cash flows.

(b)
The Borrower shall, as soon as practicable and in any event within 120 days after the end of the Borrower’s fiscal year, cause consolidated and Consolidated annual financial statements of the Borrower to be prepared and delivered to the Lenders including a balance sheet, statement of income and retained earnings and statement of cash flows for such fiscal year, which shall, in the case of the consolidated financial statements, be audited by an internationally recognized accounting firm.

(c)
The Borrower shall, concurrently with the delivery of its quarterly financial statements, and its annual financial statements if it does not issue fourth quarter financial statements to the public, provide the Lenders with a Compliance Certificate.

Notwithstanding Sections 6.3.1(a) and 6.3.1(b), if at the end of a relevant fiscal period, (i) the aggregate book value of the Excluded Assets did not constitute more than 10% of the consolidated book value of the assets of the Borrower, and (ii) the aggregate operating cash flow of the Excluded Assets did not constitute more than 10% of the consolidated operating cash flow of the Borrower (in each case calculated on a consolidated basis, including Excluded Assets, and otherwise based on the definition of Operating Cash Flow), then the Borrower shall not be required to provide the Consolidated financial statements referred to in those Sections for the fiscal period in question.

Subject to the foregoing, the Borrower shall promptly provide to the Agent all other information reasonably requested by the Agent on behalf of the Lenders from time to time concerning the business, financial condition and property of the Borrower and the Restricted Subsidiaries.

6.3.2	Requirements for Notice

(a)	The Borrower shall promptly notify the Lenders of any Default of which it becomes aware, using reasonable diligence.

(b)
The Borrower shall promptly notify the Lenders on becoming aware of the occurrence of any litigation, dispute, arbitration, proceeding or other event that would reasonably be expected to have a material adverse effect on its ability to perform its obligations under this Agreement, or the Loan Documents to which it is a party, and shall from time to time provide the Lenders with all reasonable information requested by any of the Lenders concerning the status thereof.

6.4	Restricted Subsidiaries

(a)
The board of directors of the Borrower may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or the Borrower or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation or transfer, no Default shall have occurred and be continuing, and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of the Borrower’s Consolidated Net Tangible Assets. For the purposes of this Section 6.4(a), (1) the Borrower’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets.

(b)	The board of directors of the Borrower may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless:

(i)	such Unrestricted Subsidiary or such Person is incorporated or organized in Canada or a Province or territory thereof, or in the United States or any State thereof or the District of Columbia; and

(ii)	immediately before and after giving effect to such designation, no Default shall have occurred and be continuing.

(c)
Nothing in this Section 6.4 shall restrict or limit the Borrower or any Restricted Subsidiary from transferring any Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

(d)	As of the date of this Agreement, there are no Unrestricted Subsidiaries.

6.5	Negative Covenants

During the term of this Agreement, the Borrower shall not do any of the things specified in this Section without the prior written consent of the Required Lenders.

6.5.1	Limitation on Secured Debt

The Borrower shall not, and the Borrower shall not permit any of the Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as the Borrower secures the Obligations equally and ratably with (or prior to) such Secured Debt. However, the Borrower may incur Secured Debt without securing the Obligations if, immediately after incurring the Secured Debt, the aggregate amount of all Secured Debt plus the aggregate amount of Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of the Borrower’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt that is secured equally and ratably with the Obligations and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure the Obligations under this Section 6.5.1 shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure the Obligations under this Section 6.5.1.

6.5.2	Limitation on Sale and Leaseback Transactions

The Borrower shall not permit, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (i) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by the Borrower or a Restricted Subsidiary on or after the date of this Agreement (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the date of this Agreement) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the Obligations, would not exceed 15% of the Borrower’s Consolidated Net Tangible Assets, or (ii) an amount equal to the greater of the net proceeds to the Borrower or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction is used within 180 days to retire Debt of the Borrower or a Restricted Subsidiary, and such retirement of Debt complies with all other conditions of this Agreement. However, Debt which is subordinate to the Obligations or that is owed to the Borrower or a Restricted Subsidiary may not be retired.

6.5.3	Limitation on Restricted Subsidiary Debt

The Borrower will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the Obligations are secured equally and ratably with (or prior to) such Debt), unless (i) the Obligations are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the Agent on behalf of the Lenders under such guarantee ranks prior to or equally and ratably with such Debt or (ii) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding principal amount of Secured Debt of the Borrower (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets of the Borrower, provided however that this restriction will not apply to, and there will be excluded from any calculation hereunder (A) Debt owing by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary, and (B) Debt secured by the Liens described in items (a) to (g) immediately below, and provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased):

(a)	Liens on Excluded Assets;

(b)
pledges or deposits under workers’ compensation laws, employment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(c)
Liens imposed by law, such as carriers, warehousemen’s, and mechanics’ liens or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(d)
Liens for property taxes not yet subject to penalties for non payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(e)	Liens in favour of issuers of surety bonds issued in the ordinary course of business;

(f)
minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(g)
Liens in favour of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of the Borrower or any Restricted Subsidiary and the lease by Bell Canada of such equipment to the Borrower or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect the Borrower and its Restricted Subsidiaries considered as a whole.

6.5.4	Corporate Matters

The Borrower shall not, and shall not permit any Restricted Subsidiary to consolidate, amalgamate or merge with or into any other person, or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions), except:

(a)	any such transaction involving solely the Borrower and one or more Restricted Subsidiaries;

(b)	any such transaction involving solely Restricted Subsidiaries; or

(c)
any such transaction between the Borrower and/or one or more Restricted Subsidiaries and another person where, immediately after an amalgamation, consolidation or merger, the continuing entity is itself the Borrower (if the Borrower is a party to the transaction) or a Restricted Subsidiary;

and provided that, immediately after giving effect to the transaction (and treating any Debt which becomes an obligation of the Borrower or a Restricted Subsidiary in connection with or as a result of the transaction as having been incurred at the time of the transaction), no Default has occurred and is continuing.

ARTICLE 7
DEFAULT

7.1	Events of Default

Each of the following events shall constitute an Event of Default under this Agreement:

(a)
the Borrower fails to pay any amount of principal or interest (including any fee or other cash amount relating to a Bankers’ Acceptance or an L/C) within three days of when due or to pay fees or other Obligations (apart from principal and interest) within five days after the Agent, for and on behalf of the Lenders, gives notice thereof; or

(b)
the Borrower or any Guarantor makes any representation or warranty under any of the Loan Documents which is incorrect or incomplete in any material respect when made or deemed to be made, and which is not corrected within ten Business Days after the Agent, for and on behalf of the Lenders, gives notice thereof; or

(c)	the Borrower or any Guarantor ceases or threatens to cease to carry on its business (other than in accordance with Section 6.5.4) or admits its inability or fails to pay its indebtedness generally; or

(d)
the Borrower or any Restricted Subsidiary permits any default under one or more agreements or instruments relating to its Debt other than the Obligations or permits any other event to occur and to continue without being waived or cured after any applicable grace period specified in such agreements or instruments, and as a result of one or more of such events the date on which Debt in an aggregate amount greater than or equal to the Threshold Amount becomes due is accelerated, or the Borrower or any Restricted Subsidiary fails to pay Debt in an aggregate amount greater than or equal to the Threshold Amount when due; or

(e)	there is a Change in Control Triggering Event; or

(f)
the Borrower or a Restricted Subsidiary becomes a bankrupt (voluntarily or involuntarily); or becomes subject to any proceeding seeking liquidation, arrangement, relief of creditors or the appointment of a receiver or trustee over any material part of its property, and such proceeding, if instituted against the Borrower or a Restricted Subsidiary, is not contested diligently, in good faith and on a timely basis and dismissed or stayed within 45 days of its commencement or issuance; or

(g)
a final judgment, writ of execution, garnishment or attachment or similar process is issued or levied in an amount greater than or equal to the Threshold Amount against any of the property of the Borrower or a Restricted Subsidiary and is not released, bonded, satisfied, discharged, vacated, stayed or accepted for payment by an insurer within 45 days after its entry, commencement or levy; or

(h)
there is a breach of any other provision of any of the Loan Documents and such breach is not corrected or otherwise satisfied within 30 days after the Agent, for and on behalf of the Lenders, gives written notice thereof.

7.2	Acceleration and Termination of Rights

7.2.1
If any Event of Default occurs, no Lender shall be under any further obligation to make Advances and the Required Lenders may instruct the Agent to give notice to the Borrower declaring the Lenders’ obligations to make Advances to be terminated, whereupon the same shall forthwith terminate and/or declaring the Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

7.2.2
Notwithstanding the preceding paragraph, if the Borrower becomes a bankrupt (voluntarily or involuntarily), or institutes any proceeding seeking liquidation, rearrangement, relief of debtors or creditor or the appointment of a receiver or trustee over any material part of its property, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Lenders’ obligation to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

7.3	Payment of L/Cs and Bankers’ Acceptances

7.3.1
Immediately upon any Obligations becoming due and payable under Section 7.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to deposit forthwith with the Agent for the Lenders’ benefit Cash Collateral equal to the full principal amount at maturity of all L/Cs and Bankers’ Acceptances then outstanding for its account and the Borrower hereby unconditionally promises and agrees to deposit with the Agent immediately upon such demand Cash Collateral in the amount so demanded. The Borrower authorizes the Lenders, or any of them, to debit its accounts with the amount required to pay such L/Cs and to pay such Bankers’ Acceptances, notwithstanding that such Bankers’ Acceptances may be held by the Lenders, or any of them, in their own right at maturity. Amounts paid to the Agent pursuant to such a demand in respect of L/Cs and Bankers’ Acceptances shall be applied against, and shall reduce, pro rata among the Lenders, to the extent of the amounts paid to the Agent in respect of L/Cs and Bankers’ Acceptances, respectively, the obligations of the Borrower to pay amounts then or thereafter payable under L/Cs and Bankers’ Acceptances, respectively, at the times amounts become payable thereunder.

7.3.2	The Borrower shall be entitled to receive interest on cash held as Cash Collateral in accordance with Section 10.12.

7.4	Remedies

Upon the occurrence of any event by which any of the Obligations become due and payable under Section 7.2, the Required Lenders may instruct the Agent to take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as the Required Lenders in their sole discretion deem expedient to enforce the Obligations, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.

7.5	Perform Obligations

If an Event of Default has occurred and is continuing and if the Borrower has failed to perform any of its covenants or agreements in the Loan Documents, the Required Lenders, may, but shall be under no obligation to, instruct the Agent on behalf of the Lenders to perform any such covenants or agreements in any manner deemed fit by the Required Lenders without thereby waiving any rights to enforce the Loan Documents.

7.6	Remedies Cumulative

The rights and remedies of the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.

7.7	Set-Off or Compensation

Upon the occurrence of any event by which any of the Obligations become due and payable under Section 7.2, each of the Lenders, the Agent (for and on behalf of the Lenders) and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency), including any Cash Collateral, at any time held and other obligations (in whatever currency) at any time owing by such Lender, the Agent or any such Affiliate to or for the credit or the account of the Borrower or any Restricted Subsidiary against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender, although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. If any Defaulting Lender exercises any such right of set-off, (a) all amounts so set off shall be paid over immediately to the Agent for further application in accordance with the provisions of Section 8.11 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Agent and the Lenders, and (b) the Defaulting Lender shall provide promptly to the Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of set-off. The rights of each of the Lenders, the Agent and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off, consolidation of accounts and bankers’ lien) that the Lenders or their respective Affiliates may have. Each Lender agrees to promptly notify the Borrower and the Agent after any such set-off and application, but the failure to give such notice shall not affect the validity of such set-off and application. If any Affiliate of a Lender exercises any rights under this Section 7.7, it shall share the benefit received in accordance with Section 8.6 as if the benefit had been received by the Lender of which it is an Affiliate.

ARTICLE 8
THE AGENT AND THE LENDERS

8.1	Authorization of Agent

Each of the Lenders hereby irrevocably appoints TD as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The use of the term “agent” in any Loan Document with reference to the Agent is not intended to connote any fiduciary or other express or implied obligation arising under agency doctrine of any Applicable Law. Instead, the term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties.

8.2	Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower, any Restricted Subsidiary or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

8.3	Exculpatory Provisions

8.3.1	The Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)
shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that is contrary to any Loan Document or Applicable Law; and

(c)
shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the person serving as the Agent or any of its Affiliates in any capacity.

8.3.2
The Agent shall not be liable to the Lenders for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default unless and until notice describing the Default is given to the Agent by the Borrower or a Lender.

8.3.3
Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

8.4	Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, the Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Agent has received notice to the contrary from such Lender or Issuing Bank before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

8.5	Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credits as well as activities as Agent. For clarity, any responsibility or liability of the Borrower regarding the Agent shall not be increased or decreased as a result of the appointment of any such sub-agent.

8.6	Direct Payments

8.6.1
If any Lender, by exercising any right of set-off or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact, and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(a)
if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest,

(b)	the provisions of this Section shall not be construed to apply to (i) any payment made by the Borrower or any Restricted Subsidiary pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to the Borrower or any Restricted Subsidiary or any Affiliate of the Borrower or any Restricted Subsidiary (as to which the provisions of this Section shall apply); and

(c)
the provisions of this Section shall not be construed to apply to (i) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (ii) any payment made in respect of an obligation that is secured by a Lien permitted under this Agreement or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (iii) any reduction arising from an amount owing to the Borrower or any Restricted Subsidiary upon the termination of derivatives entered into between the Borrower or any Restricted Subsidiary and such Lender, or (iv) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

8.6.2
The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower or any Restricted Subsidiary rights of set-off and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of the Borrower or any Restricted Subsidiary in the amount of such participation.

8.7	Administration of the Credits

8.7.1	Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(a)	before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 8.8.2 and any other applicable terms of this Agreement;

(b)	take delivery of each Lender’s Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures set forth in Sections 4.10.2 and 4.15;

(c)	use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(d)	make all payments to the Lenders in accordance with the provisions hereof;

(e)
hold all legal documents relating to the Credits, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable to the Agent for its own account, allow each Lender and their respective advisors to examine such accounts, records and documents at their own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender’s expense;

(f)
except as otherwise specifically provided for in this Agreement, promptly advise each Lender upon receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Borrower to the Agent on behalf of the Lenders pursuant to this Agreement, including copies of financial reports and certificates which are to be furnished to the Agent;

(g)
forward to each of the Lenders, upon request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement and other Loan Documents (other than the agreements relating to fees payable by the Borrower to the Agent for its own account); and

(h)	promptly forward to each Lender, upon request, an up-to-date loan status report.

8.7.2	The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(a)	subject to Section 8.7.3, exercise any and all rights of approval conferred upon the Lenders by this Agreement;

(b)
give written notice to the Borrower in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(c)	amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 8.7.3;

(d)	declare an Event of Default or take action to enforce performance of the Obligations and/or pursue any other legal remedy necessary;

(e)	decide to accelerate the amounts outstanding under the Credits; and

(f)	if an Event of Default has occurred and is continuing, pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

8.7.3	The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(a)
amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would increase the amount of either Credit, reduce the interest rates and similar charges applicable to either Credit, reduce the fees payable to the Lenders with respect to either Credit, extend any date fixed for payment of principal, interest or any other amount relating to either Credit or extend the term of either Credit;

(b)	amend the definition of “Required Lenders” or this Section 8.7.3.

For greater certainty, no Lender’s Commitment or Applicable Percentage may be amended without the consent of that Lender.

8.7.4
Notwithstanding Sections 8.7.2 and 8.7.3, the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action.

8.7.5	As between the Borrower, on the one hand, and the Agent and the Lenders, on the other hand:

(a)
all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Borrower shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(b)
all certificates, statements, notices and other documents which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders;

(c)
all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders and shall fully discharge the Borrower’s payment obligations to the extent of such payment, and the Borrower shall bear no responsibility or liability to any Person for the failure of the Agent to remit such payments to the Lenders;

(d)
unless an Event of Default has occurred and is continuing, the Borrower’s consent to the appointment of any successor Agent must be obtained, but the Borrower’s consent shall not be unreasonably withheld.

8.8	Rights of Agent

8.8.1
In administering the Credits, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

8.8.2
The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the

Borrower’s account have actual knowledge to the contrary or have received notice to the contrary from any other party to this Agreement.

8.8.3	The Agent may, without any liability to account, accept deposits from and lend money to and generally engage in any kind of banking, or other business with the Borrower, as if it were not the Agent.

8.8.4
Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any property of the Borrower or any Restricted Subsidiary, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

8.9	Acknowledgements, Representations and Covenants of Lenders

8.9.1
Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

8.9.2
Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its charter and any applicable legislation and has not violated its charter, constating documents or any applicable legislation by so doing.

8.9.3
Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Agent’s gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

8.9.4
To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 10.7 to be paid by it to the Agent (or any sub-agent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section are subject to the other provisions of this Agreement concerning several liability of the Lenders.

8.9.5
Each of the Lenders acknowledges that if the Agent does not receive payment in accordance with this Agreement, the Agent shall not be obliged to maintain the Credits in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

8.9.6
Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

8.9.7	Each Lender hereby acknowledges receipt of a copy of this Agreement and that it is satisfied with its form and content.

8.10	Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Agent upon the decision of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent with the prior written agreement of the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

8.11	Defaulting Lenders

8.11.1
Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such Lender is no longer a Defaulting Lender, to the extent permitted by Applicable Law:

(a)
Any payment of principal, interest, fees or other amounts received by the Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 7 or otherwise) or received by the Agent from a Defaulting Lender pursuant to Section 7.7 shall be applied at such time or times as may be determined by the Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank or Swingline Lender hereunder; third, to Cash Collateralize the

Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender in accordance with Section 8.12; fourth, as the Borrower may request (so long as no Default exists), to the funding of any Advance in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Agent; fifth, if so determined by the Agent and the Borrower, to be held in a deposit account and released pro rata in order to (i) satisfy such Defaulting Lender’s potential future funding obligations with respect to Advances under this Agreement and (ii) Cash Collateralize the Issuing Banks’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Advances by way of L/C, in accordance with Section 8.12; sixth, to the payment of any amounts owing to the Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Advance in respect of which such Defaulting Lender has not fully funded its appropriate share (including pursuant to Section 4.1), and (y) such Advances were made at a time when the conditions in Section 3.2 were satisfied or waived, such payment shall be applied solely to pay the Advances by and other amounts owing to all Non-Defaulting Lenders (including pursuant to Section 4.1) on a pro rata basis before being applied to the payment of any Advances or other amounts owing to such Defaulting Lender, until all Advances and all unfunded or contingent obligations pursuant to Section 4.1 are held by the Lenders pro rata in accordance with their respective Commitments without giving effect to Section 8.11.1(c). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender (including any amount paid by the Borrower to the Agent for the account of the Defaulting Lender) that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 8.11.1(a) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto. For clarity, any amount paid by a Defaulting Lender to the Agent for a proposed Advance but not actually received by the Borrower shall not be owed by the Borrower to such Defaulting Lender.

(b)
No Defaulting Lender shall be entitled to receive any standby fee for any period during which that Lender is a Defaulting Lender, and the Borrower shall not be required to pay any standby fee that otherwise would have been required to have been paid to that Defaulting Lender. Each Defaulting Lender shall be entitled to receive L/C Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its Applicable Percentage of the stated amount of L/Cs for which it has provided Cash Collateral pursuant to Section 8.12. With respect to any standby fee or L/C Fee not required to be paid to any Defaulting Lender pursuant to the two immediately preceding sentences, the Borrower shall (i) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s obligations pursuant to Section 4.1 that has been reallocated to such Non-Defaulting Lender pursuant to Section 8.11.1(c), (ii) pay to each Issuing Bank and Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s or Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (iii) not be required to pay the remaining amount of any such fee.

(c)
All or any part of such Defaulting Lender’s obligations pursuant to Section 4.1 shall be reallocated among the Non-Defaulting Lenders in accordance with their respective Applicable Percentages (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that (i) the conditions in Section 3.2 are satisfied at the time of such reallocation (and, unless the Borrower has otherwise notified the Agent at that time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at that time), and (ii) such reallocation does not cause the aggregate of the Advances made by, and obligations pursuant to Section 4.1 of, any Non-Defaulting Lender to exceed its Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party to this Agreement against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(d)
If the reallocation described in Section 8.11.1(c) cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under Applicable Law, (i) first, prepay Swingline Loans in an amount equal to the Swingline Lenders’ Fronting Exposure and (y) second, Cash Collateralize the Issuing Banks’ Fronting Exposure in accordance with Section 8.12.

8.11.2
If the Borrower, the Agent and each Swingline Lender and Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Advances of the other Lenders or take such other actions as the Agent may determine to be necessary to cause the Advances and obligations pursuant to Section 4.1 to be held pro rata by the Lenders in accordance with their respective Commitments (without giving effect to Section 8.11.1(c)), whereupon such Lender will cease to be a Defaulting Lender. No adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender and, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party to this Agreement arising from that Lender’s having been a Defaulting Lender.

8.11.3
So long as any Lender is a Defaulting Lender, (a) a Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan and (b) no Issuing Bank shall be required to issue, extend, renew or increase any L/C unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

8.12	Cash Collateral

8.12.1
At any time that there is a Defaulting Lender, within one Business Day following the written request of the Agent or any Issuing Bank (with a copy to the Agent) the Borrower shall Cash Collateralize the Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender (determined after giving effect to Section 8.11.1(c) and any Cash Collateral provided by such Defaulting Lender) in an amount not less than the Fronting Exposure of all Issuing Banks with respect to outstanding Advances by way of L/C. If at any time the Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Agent and the Issuing Banks as herein provided, or that the total amount of such Cash Collateral is less than the amount required under Section 8.12.1, the Borrower will, promptly upon demand by the Agent, pay or provide to the Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by the Defaulting Lender).

8.12.2
Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under this Section 8.12 or Section 8.11 in respect of L/Cs (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) shall be applied to the satisfaction of the Defaulting Lender’s obligations pursuant to Section 4.1 for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein.

8.12.3
Cash Collateral (or the appropriate portion thereof) provided to reduce any Issuing Bank’s Fronting Exposure shall no longer be required to be held as Cash Collateral pursuant to this Section 8.12 following (a) the elimination of the applicable Fronting Exposure (including by the termination of Defaulting Lender status of the applicable Lender), or (b) the determination by the Agent and each Issuing Bank that there exists excess Cash Collateral; provided that, subject to Section 8.11, the Person providing Cash Collateral and each Issuing Bank may agree that Cash Collateral shall be held to support future anticipated Fronting Exposure or other obligations.

8.13	Successor Agent

8.13.1
The Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, subject to Section 8.7.5(d), to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto.

8.13.2
If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders, appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Agent on behalf of the Lenders under any of the Loan Documents, the retiring Agent shall continue to hold such collateral security until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

8.13.3
Upon a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 8 and of Section 10.7 shall continue in effect in accordance with their respective terms for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

8.14	No Other Duties etc.

Notwithstanding anything herein to the contrary, no Joint Bookrunner, Co-Administration Agent, Co-Lead Arranger, Co-Syndication Agent or Documentation Agent named on the cover page of this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

8.15	Erroneous Payments by the Agent

(a)
If the Agent notifies a Lender, or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents (any such Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Business Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in US Dollars, the Federal Funds Effective Rate and, in respect of an Erroneous Payment in Canadian Dollars at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 8.15(a) shall be conclusive, absent manifest error.

(b)
Without limiting the immediately preceding Section 8.15(a), each Lender or any Person who has received funds on behalf of a Lender under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates), or (z) that such Lender or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part) in each case:

(i)
(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent express written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)
such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 8.15(b).

(c)
Each Lender hereby authorizes the Agent to set-off, net and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under immediately preceding Section 8.15(a) or under the indemnification provisions of this Agreement.

(d)
In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance with the immediately preceding Section 8.15(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time and upon the receipt of any consent of the Borrower to the extent required under Section 9.2 hereof, (i) such Lender shall be deemed to have assigned its Advances hereunder (but not any of its Commitments) under any of the applicable Credits with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Facilities”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Advances (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment, (ii) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and any of its applicable Commitments which shall survive as to such assigning Lender and (iv) the Agent may reflect in the Register its ownership interest in the Advances subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, but at all times subject to Sections 9.2 and 9.3 hereof, sell any Advances acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Advance (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender under any of the Credits and such Commitments under such Credits shall remain available in accordance with the terms of this Agreement.

(e)
The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or the Guarantor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from (i) the Borrower or the Guarantor or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Borrower or the Guarantor, in each case, for the purpose of making such Erroneous Payment.

(f)
To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including waiver of any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing.

(g)
Each Payment Recipient’s obligations, agreements and waivers under this Section 8.15 shall survive the resignation or replacement of the Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

(h)	For purposes of this Section 8.15, each Lender:

(i)
agrees it is executing and delivering this Agreement with respect to this Section 8.15 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 8.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates;

(ii)
represents, warrants, covenants and agrees that its Affiliates referred to in this Section 8.15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 8.15; and

(iii)
agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 8.15 will be binding upon such Lender and each Lender does hereby indemnify and save the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 8.15, in each case, in accordance with and subject to the limitations in Sections 8.9.3 and 8.9.4.

(i)	Certain Defined Terms. As used in this Section 8.15:

“Erroneous Payment” has the meaning assigned to it in Section 8.15(a).

“Erroneous Payment Deficiency Assignment” has the meaning assigned to it in Section 8.15(d).

“Erroneous Payment Impacted Facilities” has the meaning assigned to it in Section 8.15(d).

“Erroneous Payment Return Deficiency” has the meaning assigned to it in Section 8.15(d).

“Payment Recipient” has the meaning assigned to it in Section 8.15(a).

8.16	Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 8.7.2, 8.7.3, 8.7.4, 8.7.5, 8.9.2, 8.9.6, 8.10, 8.11, 8.12 and 8.14, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Borrower shall not have any rights or obligations under or be entitled to rely for any purpose upon such provisions.

ARTICLE 9
ADDITIONAL LENDERS,
SUCCESSORS AND ASSIGNS

9.1	Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder, except in accordance with Section 6.5.4, without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) in accordance with the provisions of Section 9.2, or (ii) by way of participation in accordance with the provisions of Section 9.4, and any other attempted assignment or transfer by any party hereto shall be null and void. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, sub-agents contemplated hereby, participants to the extent provided in Section 9.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

9.2	Assignments by Lenders

9.2.1
Any Lender may at any time assign to one or more persons (other than a natural person, the Borrower or any Affiliate of the Borrower) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(a)
except if an Event of Default has occurred and is continuing or the Borrower and the Agent otherwise agree, the assignee shall not be a non-resident of Canada as defined in the Income Tax Act (Canada) and shall be:

(i)	a bank or an authorized foreign bank as defined in the Bank Act (Canada);

(ii)	a body corporate to which the Trust and Loan Companies Act (Canada) applies;

(iii)	an association to which the Cooperative Credit Associations Act (Canada) applies or a central cooperative credit society for which an order has been made under subsection 473(1) of that Act;

(iv)	an insurance company or a fraternal benefit society incorporated or formed under the Insurance Companies Act (Canada);

(v)	a trust, loan or insurance corporation incorporated by or under an Act of the legislature of a province of Canada;

(vi)	a cooperative credit society incorporated and regulated by or under an Act of the legislature of a province of Canada; or

(vii)
an entity that is incorporated or formed by or under an Act of Parliament or of the legislature of a province of Canada and that is primarily engaged in dealing in securities, including portfolio management and investment counselling;

(b)
(i) except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $10,000,000;

(c)
each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Advance or the Commitment assigned, but this Section 9.2.1(c) does not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Credits on a non-pro rata basis;

(d)
any assignment must be approved by each Issuing Bank and Swingline Lender, (any such approval not to be unreasonably withheld) unless the Person that is the proposed assignee is itself already a Lender;

(e)	any assignment must be approved by the Agent (such approval not to be unreasonably withheld) unless:

(i)	the proposed assignee is itself already a Lender, or

(ii)
the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc., Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

(f)
any assignment must be approved by the Borrower (such approval not to be unreasonably withheld) unless the proposed assignee is itself already a Lender or an Event of Default has occurred and is continuing; and

(g)
the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500 (which will not be considered an out-of-pocket cost or expense for reimbursement by the Borrower) and the assignee, if it is not a Lender, shall deliver an administrative questionnaire to the Agent in a form satisfactory to the Agent.

9.2.2
Subject to acceptance and recording thereof by the Agent pursuant to Section 9.3, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, including any collateral security, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 10.7, 10.8 and 10.9, and shall continue to be liable for any breach of this Agreement by such Lender, with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

9.3	Register

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

9.4	Participations

Each Lender may (subject to the provisions of Section 9.1) sell participations to one or more financial institutions or other persons (other than any person that owns or operates a business regulated by the CRTC or any Affiliate of such a person) in or to all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment), but the participant shall not become a Lender and:

(a)	the Lender’s obligations under this Agreement (including its Commitment) shall remain unchanged;

(b)	the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;

(c)	the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement;

(d)	no participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any person therefrom; and

(e)
each participant shall represent to the Lender that it is not a person that owns or operates a business that competes with any of the businesses of the Borrower or the Restricted Subsidiaries, including those regulated by the CRTC, or an Affiliate of such a person.

9.5	Additional Swingline Lenders

The Borrower may, at any time, request the addition of one or more Additional Swingline Lenders if one or more existing Lenders other than BNS and TD each agrees with the Borrower in its sole discretion to become a Swingline Lender and provide the required Additional Swingline Tranche. The Borrower shall provide the Agent with written notice of such addition no later than 30 days prior to the desired effective date of the addition of the Additional Swingline Lender. The Borrower’s right to add an Additional Swingline Lender is subject to the following:

(a)
no Event of Default may have occurred and be continuing and the Borrower must deliver a certificate to the Agent confirming the same and confirming the truth and accuracy of its representations and warranties contained in this Agreement, other than those expressly stated to be made as of a specific date, as if those representations had been made on and as of the date of the increase; and

(b)	the Guarantor must confirm its Guarantee.

ARTICLE 10
MISCELLANEOUS PROVISIONS

10.1	Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any relevant jurisdiction shall not invalidate or impair the remaining provisions hereof which shall be deemed severable from such prohibited or unenforceable provision and any such prohibition or unenforceability in any such jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Should this Agreement fail to provide for any relevant matter, the validity, legality or enforceability of this Agreement shall not thereby be affected.

10.2	Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of the Loan Documents, nor any consent to any departure by the Borrower therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the

Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or breach by the Borrower of any provision of the Loan Documents or the rights resulting therefrom.

10.3	Governing Law

Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. The Borrower irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any the Borrower or any Restricted Subsidiary or its property in the courts of any jurisdiction. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

10.4	This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

10.5	Currency

10.5.1
All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to Canadian Dollars.

10.5.2
Except as otherwise expressly provided in this Agreement, wherever this Agreement contemplates or requires the calculation of the equivalent in one currency of an amount expressed in another currency, the calculation shall be made on the basis of the Exchange Rate at the effective date of the calculation.

10.6	Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective

Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credits.

10.7	Expenses and Indemnity

10.7.1
All statements, reports, certificates, opinions, appraisals and other documents or information required to be furnished to the Lenders, the Agent, or any of them, by the Borrower under this Agreement shall be supplied without cost to the Lenders, the Agent, or any of them. The Borrower shall pay within 30 days after request all reasonable documented third party costs and expenses of the Lenders, or any of them (including the reasonable documented fees and expenses of counsel for the Lenders and the Agent collectively, but not separately for individual Lenders and the Agent, on a full indemnity basis), incurred in connection with the preparation, execution, delivery, administration, periodic review and enforcement of the Loan Documents; obtaining advice as to their rights and responsibilities in connection with the Credits and the Loan Documents; and other matters relating to the Credits. Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

10.7.2
The Borrower shall indemnify the Lenders, the Agent, and each of them (collectively, the “Indemnitees”), against any liability, obligation, loss or expense which any of them may sustain or incur as a consequence of (a) any representation or warranty made herein by the Borrower which was incorrect at the time it was made or deemed to have been made, (b) a default by the Borrower in the payment of any sum due from it under or in connection with the Loan Documents (irrespective of whether an Advance is deemed to be made to pay the amount that has not been paid), including all sums (whether in respect of principal, interest or any other amount) paid or payable to lenders of funds borrowed by the Lenders, the Agent, or any of them, in order to fund the amount of any such unpaid amount to the extent the Lenders, the Agent, or any of them, are not reimbursed pursuant to any other provisions of this Agreement, (c) the failure of the Borrower to complete any Advance or make any payment after notice therefor has been given under this Agreement, (d) the failure of a purchaser of Bankers’ Acceptances (other than one of the Lenders) to pay for them in any arrangement for sale made by the Borrower and communicated to the Agent, (e) any other default by the Borrower, and (f) generally, the Lenders and the Agent having entered into this Agreement and the other Loan Documents and made Advances to the Borrower. A certificate of a Lender or the Agent as to the amount of any such loss or expense shall be prima facie evidence as to the amount thereof, in the absence of manifest error provided that the Lender determines the amount owing to it in good faith using any reasonable method and provides a detailed description of its calculation of the amount owing to it. Notwithstanding the foregoing, the Borrower shall not be obliged to indemnify an Indemnitee (i) against any liability, obligation, loss or expense caused by the gross negligence, wilful misconduct or breach of any Loan Document of that Indemnitee, (ii) against any claims brought by the Agent against a Lender or by a Lender against the Agent or another Lender, or (iii) without limiting the generality of clauses (i) and (ii), in respect of or in relation to any payments made, amount due, or claims arising under or in connection with Section 8.15.

10.7.3	Whenever the Agent or a Lender shall have received notice that a claim has been commenced or threatened that would subject the Borrower to the indemnity provisions of this Section 10.7, the Agent or Lender, as applicable shall as soon as reasonably possible notify (to the extent permitted by Applicable Law) the Borrower in writing of the claim and of all relevant information the Lender or Agent possesses relating thereto; provided, however, that failure to so notify the Borrower shall not release the Borrower from any liability which it may have on account of the indemnity set forth in this Section 10.7, except to the extent that the Borrower shall have been materially prejudiced by such failure. If the Borrower acknowledges its obligation to indemnify the Indemnitees in respect of the claim, the Borrower shall have the right, but not the obligation, to assume the defence of any claim in any jurisdiction with legal counsel of reputable standard in order to protect the rights and interest of the Indemnitees, unless or until the Indemnitees reasonably conclude that the Borrower’s interests in respect of the claim conflict in any material respect with theirs. In assuming the defence, (i) the Borrower shall require the consent of the Indemnitees of the choice of legal counsel in connection with the claim, which consent shall not be unreasonably withheld or delayed; and (ii) without prejudice to the rights of the Indemnitees to retain separate counsel and participate in the defence of the claim, the Borrower and the Indemnitees shall make all reasonable efforts to co-ordinate their course of action in connection with the defence of such claim. The related costs and expenses sustained in such respect by the Indemnitees, including legal costs and expenses, shall be at the expense of the Borrower, provided that the Borrower shall only be liable for the costs and expenses of one firm of separate counsel in addition to the cost of any local counsel that may be required. Until the Borrower acknowledges its obligation to indemnify the Indemnitees and assumes the defence of the claim, the Indemnitees shall have the right to undertake, at the expense of the Borrower, the defence, compromise or settlement of the claim on behalf and for the account and risk of the Borrower, subject to the right of the Borrower to assume the defence of the claim at any time prior to settlement, compromise or final determination thereof. If the Borrower has acknowledged its obligation to indemnify the Indemnitees, the Borrower shall not be liable for any settlement of any claim effected without its written consent (which shall not be unreasonably withheld or delayed). In addition, the Borrower shall not, without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any claim or threatened claim in a way that would create any liability for any Indemnitee, whether or not the Borrower has acknowledged its obligation to indemnify the Indemnitees.

10.7.4	The agreements in this Section shall survive the termination of this Agreement and repayment of the Obligations.

10.8	Taxes

10.8.1
If the Borrower, the Agent, or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

10.8.2	Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

10.8.3
The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

10.8.4
As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

10.8.5
Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, (b) if any form or documentation previously delivered by a Lender becomes obsolete or inaccurate, such Lender shall update such form or documentation or promptly notify the Borrower and Agent of its legal inability to do so, and (c) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five days thereof notify the Borrower and the Agent in writing.

10.8.6
If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

10.9	Increased Costs etc.

10.9.1	If any Change in Law shall:

(a)
impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b)
subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 10.8 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(c)	impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

10.9.2
If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

10.9.3
A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

10.9.4
Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than three months before the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefore, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the three-month period referred to above shall be extended to include the period of retroactive effect thereof.

10.9.5
Notwithstanding the foregoing provisions of this Section 10.9, no Lender shall request any compensation from the Borrower (i) if similar compensation is not being claimed as a general practice from customers of such Lender contractually obligated to pay such similar compensation or (ii) if the Change in Law giving rise to the increased cost is not of general application to similarly regulated financial institutions.

10.10	Mitigation Obligations; Replacement of Lenders

10.10.1
If any Lender requests compensation under Section 10.9, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 10.8, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 10.8 or 10.9, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. A Lender’s obligation to make any such designation or assignment is subject to the Borrower agreeing to pay all reasonable costs and expenses incurred by the Lender in connection therewith after notice to and approval by the Borrower thereof.

10.10.2
If any Lender requests compensation under Section 10.9, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 10.8, if any Lender’s obligations are suspended pursuant to Section 10.11 or if any Lender is a Defaulting Lender or Non-Consenting Lender, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 9.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a)	the assignee pays the Agent, or the Agent waives, the assignment fee specified in Section 9.2.1(g);

(b)
the assigning Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)
in the case of any such assignment resulting from a claim for compensation under Section 10.9 or payments required to be made pursuant to Section 10.8, such assignment will result in a reduction in such compensation or payments thereafter;

(d)	such assignment does not conflict with Applicable Law; and

(e)	in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee consents to the applicable amendment, waiver or consent.

10.10.3
A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

10.10.4
If the Borrower is unable to identify an acceptable assignee and no Default has occurred and is continuing, the Borrower may cancel the Commitment of the applicable Lender and pay the Lender all Obligations owed to it, without penalty but subject to payment of any losses, costs and other amounts payable to it under this Agreement.

10.11	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist (which notice shall be given immediately upon the circumstances ceasing to exist). Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

10.12	Interest on Cash Collateral

If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Lender or Lenders holding the cash shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

10.13	Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the “Judgment Currency”) other than the currency payable hereunder or thereunder (the “Agreed Currency”), the party against whom the judgment or order is made shall indemnify and hold the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Lenders arising or resulting from any variation as between (i) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (ii) the Exchange Rate at which each Lender is able to purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Borrower hereunder and shall apply irrespective of any indulgence granted by the Lenders.

10.14	Notices

10.14.1
Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 10.14.3), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption.

10.14.2
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day before 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 10.14.3, shall be effective as provided in that Section.

10.14.3
Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, except that the foregoing shall not apply to notices to any Lender of Advances to be made if the Lender has notified the Agent that it is incapable of receiving notices relating to Advances by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, but approval of such procedures may be limited to particular notices or communications. Subject to the immediately preceding sentence and the following paragraph, the Borrower may send notices of Advances and other communications to the Agent by electronic communication.

10.14.4
Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice or other communication is not sent before 5:00 p.m. on a Business Day in the city where the recipient is located, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

10.14.5	Any party to this Agreement may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

10.14.6
The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available.” The Agent does not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by the Agent in connection with the Communications or the Platform. In no event shall the Agent or any of its Related Parties have any liability to the Borrower, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s or the Agent’s transmission of Communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material that the Borrower provides to the Agent pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section, including through the Platform.

10.15	Time of the Essence

Time shall be of the essence in this Agreement.

10.16	Further Assurances

The Borrower shall, at the request of the Agent acting on the instructions of the Required Lenders, do all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the Required Lenders, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

10.17	Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations and the termination of all of the Lenders’ Commitments. The obligations of the Borrower in Sections 10.7, 10.8 and 10.9 and of the Lenders in Section 8.9.3 shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular person’s role as Agent or Lender.

10.18	Counterparts and Facsimile

10.18.1
This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 3, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

10.18.2
This Agreement and any other Loan Document may be signed by way of associating or otherwise appending an electronic signature or other facsimile signature of the applicable signatory and the words “execution,” “signed,” “signature,” and words of like import in this Agreement and any other Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be.

10.19	Waiver of Jury Trial

Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

10.20	Treatment of Certain Information: Confidentiality

10.20.1
Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (g) with the consent of the Borrower or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis from a source other than the Borrower or any Restricted Subsidiary.

10.20.2
For purposes of this Section, “Information” means all information received in connection with this Agreement from the Borrower or any Restricted Subsidiary relating to the Borrower or any Restricted Subsidiary or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credits as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

10.20.3
In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule F concerning the Borrower and the Credits to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

10.21	Acknowledgement and Consent to Bail-In of Affected Financial Institutions

10.21.1
Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)
the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

10.22	Entire Agreement

This Agreement and the Fee Agreement constitute the entire agreement between the parties hereto concerning the matters addressed in this Agreement, and cancel and supersede any prior agreements, undertakings, declarations or representations, written or verbal, in respect thereof.

10.23	Date of Agreement

This Agreement may be referred to as being dated 22 April 2021 or as of 22 April 2021, notwithstanding the actual date of execution.

[Signature Pages Follow]

IN WITNESS OF WHICH, the parties have executed this Agreement

Address For Notice		BANK OF AMERICA, N.A. (CANADA BRANCH), as a Lender
Bank of America, N.A. (Canada Branch)
181 Bay Street
4th Floor	By:	(Signed) [Redacted]
Toronto, Ontario		Name: [Redacted]
M5J 2V8		Title: [Redacted]

Attention: [Redacted]
Fax no.: [Redacted]	By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

The Toronto-Dominion Bank		THE TORONTO-DOMINION BANK,
66 Wellington Street West, 9th Floor		as a Lender
Toronto-Dominion Tower Toronto, Ontario
M5K 1A2	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as a Lender
Corporate Banking – Technology, Media and Telecom
64th Floor, 40 King Street West
Toronto, Ontario	By:	(Signed) [Redacted]
M5W 2X6		Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

BANK OF MONTREAL, as a Lender
Bank of Montreal
1 First Canadian Place, 4th Floor
100 King Street West	By:	(Signed) [Redacted]
Toronto, Ontario		Name: [Redacted]
M5T 1K5		Title: [Redacted]

Attention: [Redacted]	By:	(Signed) [Redacted]
Name: [Redacted]
Fax no.: [Redacted]		Title: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

CANADIAN IMPERIAL BANK OF COMMERCE, as a Lender
Canadian Imperial Bank of Commerce
161 Bay Street
8th Floor, BCE Place	By:	(Signed) [Redacted]
Toronto, Ontario		Name: [Redacted]
M5J 2S8		Title: [Redacted]

Attention: [Redacted]
	By:	((Signed) [Redacted]
Fax no.: [Redacted]		Name: [Redacted]
Title: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

Royal Bank of Canada		ROYAL BANK OF CANADA, as a Lender
200 Bay Street
Royal Bank Plaza, South Tower, 4th Floor
P.O. Box 50	By:	(Signed) [Redacted]
Toronto, Ontario		Name: [Redacted]
M5J 2W7		Title: [Redacted]

Attention: [Redacted]	By:
Fax no.: [Redacted]		Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

Mizuho Bank, Ltd.		MIZUHO BANK, LTD., as a Lender
100 Yonge Street
Box 29, Suite 1102
Toronto, Ontario	By:	(Signed) [Redacted]
M5C 2W1		Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

MUFG Bank, Ltd., Canada Branch		MUFG BANK, LTD., CANADA BRANCH, as a Lender
Royal Bank Plaza, South Tower
200 Bay Street, Suite 1800
Toronto, Ontario	By:	(Signed) [Redacted]
M5J 2J1 Canada		Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

National Bank of Canada 1155 Metcalfe, 23rd Floor		NATIONAL BANK OF CANADA, as a Lender
Montreal, Quebec
H3B 4S9
	By:	(Signed) [Redacted]
Name: [Redacted]
Attention: [Redacted]		Title: [Redacted]
Email: [Redacted]

	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

Barclays Bank PLC, New York Branch		BARCLAYS BANK PLC, as a Lender
745 7th Avenue
New York, NY
10019 USA	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]

Attention: [Redacted]
Email: [Redacted]	By:
Name:
With a copy to:		Title:

Attention: [Redacted]
Email: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

CITIBANK, N.A., Canadian Branch, as a Lender
Citibank, N.A., Canadian Branch
123 Front Street West
Suite 1100	By:	(Signed) [Redacted]
Toronto, Ontario		Name: [Redacted]
M5J 2M3		Title: [Redacted]

Attention:
Fax no.: [Redacted]	By:
E-mail: [Redacted]		Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

JPMorgan Chase Bank, N.A., Toronto Branch		JPMORGAN CHASE BANK, N.A., Toronto Branch, as a Lender
Suite 4500, TD Bank Tower
66 Wellington Street West
Toronto, Ontario	By:	(Signed) [Redacted]
M5K 1E7		Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]	By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

Sumitomo Mitsui Banking Corporation, Canada Branch		SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH, as a Lender
Suite 1400
222 Bay Street
Toronto, Ontario	By:	(Signed) [Redacted]
M5K 1H6		Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

Wells Fargo Bank, N.A., Canadian Branch		WELLS FARGO BANK, N.A., CANADIAN BRANCH, as a Lender
22 Adelaide Street West, Suite 2200
Toronto, Ontario
M5H 4E3	By:	(Signed) [Redacted]
Name: [Redacted]
Title: [Redacted]
Attention: [Redacted]
Fax no.: [Redacted]
By:
Name:
Title:

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Address For Notice

For Drawdowns, Rollovers, Conversions & Repayments:		THE TORONTO-DOMINION BANK, as Agent
The Toronto-Dominion Bank	By:	(Signed) [Redacted]
TD Bank Tower		Name: [Redacted]
77 King Street West, 26th Floor		Title: [Redacted]
Toronto, Ontario
M5K 1A2
By:
Attention: [Redacted]		Name: Title:
Fax no.: [Redacted] Email: [Redacted]

For all other notices:
The Toronto-Dominion Bank
TD Bank Tower
66 Wellington Street West, 9th Floor
Toronto, Ontario
M5K 1A2

Attention: [Redacted]
Email: [Redacted]

Signature Page to Credit Agreement (Revolving Facilities) – Rogers Communications Inc.

Rogers Communications Inc.		ROGERS COMMUNICATIONS INC.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
	By:	(Signed) [Redacted]
		Name:	[Redacted]
		Title:	[Redacted]
Attention:	[Redacted]
Fax no.:	[Redacted]
Email:	[Redacted]

	By:	(Signed) [Redacted]
		Name:	[Redacted]
With a copy to:		Title:	[Redacted]

Attention:	[Redacted]
Email:	[Redacted]

Signature Page to Credit Agreement (Revolving Facilities) –Rogers Communications Inc.

CONSENT AND CONFIRMATION

Without limiting the terms of its Guarantee, the undersigned hereby consents to the amendment and restatement of the Existing Credit Agreement by virtue of the Agreement of which this consent and confirmation is part. The undersigned also confirms that the Guarantee remains in full force and effect and that the Obligations guaranteed by the Guarantor pursuant to the Guarantee include those arising as a result of this Agreement. Any reference in the Guarantee to the Existing Credit Agreement or section numbers in the Existing Credit Agreement will be interpreted as referring to this Agreement and the corresponding Sections of it. The undersigned also agrees that all of its representations and warranties contained in the Guarantee will be deemed to be made on its execution of this consent and confirmation as if set out in full and will be interpreted as if references in them to the “Agreement” refer to this consent and confirmation.

ROGERS COMMUNICATIONS CANADA INC.

By:	(Signed) [Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

By:	(Signed) [Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

SCHEDULE A
NOTICE OF ADVANCE OR PAYMENT

[see reference in Section 4.5]
DATE:

TO:	THE TORONTO-DOMINION BANK, as Agent TD North Tower 77 King Street West, 26th Floor Toronto, Ontario M5K 1A2
Attention: Loan Syndications - Agency Fax No.: [Redacted] E-mail: [Redacted

We refer to the credit agreement dated 22 April 2021 among Rogers Communications Inc., as Borrower, The Toronto-Dominion Bank, as Agent, and the Lenders named therein (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”). All capitalized terms used in this notice and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Notice of Advance

Notice is hereby given pursuant to Section 4.5 of the Credit Agreement that the Borrower hereby irrevocably requests that an Advance be made as follows:

(A)	the Advance will be made under the following Credit [check one]:

 Credit 1          [●];

 Credit 2          [●];

(B)	an Advance be made in the form of [Bankers’ Acceptances] and/or [a Prime Rate Advance] and/or [a Base Rate Advance] and/or [a LIBOR Advance] and/or [an L/C];

(C)
[the aggregate face amount of the Bankers’ Acceptances shall be $ ____] and/or [the principal amount of the Prime Rate Advance shall be $____] and/or [the principal amount of the Base Rate Advance shall be US$____] and/or [the principal amount of the LIBOR Advance shall be US$____] and/or [the face amount of the L/C shall be $____/ US$____];

(D)	the Drawdown Date shall be _____________________________________ [and the Borrower / Lenders shall arrange for the sale of the Bankers’ Acceptances][and details of the L/C are attached];

(E)	until further notice pursuant to Section 2.5 of the Credit Agreement, the interest rates and fees applicable to the Advance are as follows: with respect to Bankers’

Acceptances, the Bankers’ Acceptance Fee is __________; with respect to Prime Rate Advances, the Prime Rate +__________; with respect to Base Rate Advances, the Base Rate + __________; with respect to LIBOR Advances, the LIBO Rate + __________; with respect to an L/C, the L/C Fee is __________;

(F)
the proceeds of the Advance shall be deposited in the Borrower’s account no. [Redacted] (in the case of Canadian Dollars) or account no. [Redacted] (in the case of US Dollars) held at The Toronto Dominion Bank, TD Centre Branch, Toronto, Ontario M5K 1A2;

The undersigned hereby confirms as follows:

(a)
except with respect to the rollover or conversion of existing Advances, the representations and warranties made in Section 5.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof, [subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders];

(b)	no Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)	all other conditions precedent set out in Section 3.2 [and Section 3.1 in connection with the initial Advance] of the Credit Agreement have been fulfilled.

Notice of Repayment

Notice is hereby given pursuant to Section 4.5 of the Credit Agreement that the Borrower hereby irrevocably notifies you that a repayment will be made as follows:

(A)	the repayment will be made under the following Credit [check one]:

 Credit 1          [●];

 Credit 2          [●];

(B)
a repayment of [maturing Bankers’ Acceptances] and/or [Prime Rate Advances] and/or [Base Rate Advances] and/or [LIBOR Advances]; [the aggregate face amount of maturing Bankers’ Acceptances being repaid shall be $____]; and/or [the principal amount of Prime Rate Advances being repaid shall be $____]; and/or [the principal amount of Base Rate Advances being repaid shall be US$____]; and/or [the principal amount of LIBOR Advances shall be US$____];

(C)	the repayment date shall be ______________________________;

(D)	the charges for the repayment shall be debited from the Borrower’s bank account no. [Redacted] (in the case of Canadian Dollars) or account no. [Redacted] (in the case of US Dollars) held at The Toronto Dominion Bank, TD Centre Branch, Toronto, Ontario M5K 1A2;

ROGERS COMMUNICATIONS INC.

Per:		Per:
	Name		Name
	Title		Title

SCHEDULE B
COMPLIANCE CERTIFICATE

[see reference in Section 1.1.39]

DATE:

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)
AND TO:	THE TORONTO-DOMINION BANK, as Agent

Reference is made to the credit agreement dated 22 April 2021 between Rogers Communications Inc., as Borrower, The Toronto-Dominion Bank, as Agent, and the Lenders named therein (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”). All capitalized terms used in this Compliance Certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

This Compliance Certificate is given pursuant to Section 6.3.1(c) of the Credit Agreement.

The Borrower hereby certifies that:

1.
the representations and warranties made in Section 5.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof [, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders];

2.	no Default has occurred and is continuing on the date hereof [or as the case may be];

3.
the Borrower has filed its interim unaudited consolidated financial statements for its most recently completed fiscal quarter, being the fiscal quarter ended ___________ [which are the same as its Consolidated financial statements for such fiscal quarter], with SEDAR and that such financial statements are available via the Internet at www.sedar.com;

4.	as of the end of its most recently completed quarter, [there are no Excluded Assets] or [the Excluded Assets are described in an attachment to this Compliance Certificate];

5.
as of the end of its most recently completed fiscal quarter, [there are no Excluded Assets and, as such, interim unaudited Consolidated financial statements are not required to be included herewith] or [Excluded Assets do not constitute more than 10% of either of (i) the consolidated book value of the assets of the Borrower, or (ii) the consolidated operating cash flow of the Borrower (in each case calculated on a consolidated basis, including Excluded Assets, and otherwise based on the definition of Operating Cash Flow) and, as such, interim unaudited Consolidated financial statements are not required to be included herewith] or [Excluded Assets constitute more than 10% of either of (i) the consolidated book value of the assets of the Borrower, or (ii) the consolidated operating cash flow of the Borrower (in each case calculated on a consolidated basis, including Excluded Assets, and otherwise based on the definition of Operating Cash Flow) and, as such, interim unaudited Consolidated financial statements are included herewith];

6.	as of <insert the date of the end of its most-recently completed fiscal quarter>,

(a)	the Debt to Operating Cash Flow Ratio is ____: 1, as set out in Schedule I attached;

(b)	the Operating Cash Flow to Consolidated Interest Expense Ratio is _____: 1 as set out in Schedule II attached;

7.
based on the ratings of RCI Public Debt, the interest rates, L/C Fees and Bankers’ Acceptance Fees applicable to the Credits pursuant to Section 2.5 of the Credit Agreement are described in an attachment to this Compliance Certificate.

8.
Attached are details of the transactions and calculations of the net aggregate market value of Derivatives referred to in Section 1.1.51(m) of the Credit Agreement that have been reflected in the calculation of Debt for the purposes of this Compliance Certificate.

ROGERS COMMUNICATIONS INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C
FORM OF ASSIGNMENT AND ASSUMPTION

[see reference in Section 1.1.13]

ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the facility identified below (including without limitation any letters of credit, guarantees, and swingline loans included in such facility) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

1.	Assignor:	___________________

Assignor [is / is not] a Defaulting Lender

2.	Assignee:	___________________

3.	Borrower(s):	___________________

4.	Agent: The Toronto-Dominion Bank, as the loan agent under the Credit Agreement

5.	Credit Agreement: The Credit Agreement dated 22April 2021 among Rogers Communications Inc. as Borrower, the Lenders parties thereto and The Toronto-Dominion Bank as Agent

6.	Assigned Interest:

Facility Assigned	Aggregate Amount of Commitments / Advances for all Lenders[1]	Amount of Commitment/Loans Assigned	Percentage Assigned of Commitment/Loans[2]	CUSIP Number
Credit 1	$	$	%
Credit 2	$	$	%

7.	[Trade Date:	_________________][3]

Effective Date: ___________, 20___ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

By:
Title:

[Consented to and][4] Accepted:

THE TORONTO-DOMINION BANK, as Agent

By
Title:

[Consented to:][5]

[1]
At the date of the Credit Agreement, the aggregate amount is $4,000,000,000. Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.

[2]	Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.
[3]	To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.
[4]	To be added only if the consent of the Agent is required by Section 9.2.1(e) of the Credit Agreement.
[5]	To be added for each relevant party only if the consent of the Borrower, the Swingline Lenders and/or the Issuing Banks is required by Sections 9.2.1(d) and 9.2.1(f) of the Credit Agreement.

[NAME OF RELEVANT PARTY]

By
Title:

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.          Representations and Warranties.

(a)
Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby, and (iv) it [is / is not] a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

(b)
Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all requirements of Section 9.2.1(a) of the Credit Agreement, (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 6.3.1 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (v) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 10.8 of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.
Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.
General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE D
LENDERS AND THEIR INITIAL COMMITMENTS

[see reference in Section 1.1.88]

Lender	Commitments as of 22 April 2021
	Credit 1	Credit 2
Bank of America, N.A. (Canada Branch)	$247,500,000.00	$82,500,000.00
The Toronto-Dominion Bank	$307,500,000.00	$102,500,000.00
The Bank of Nova Scotia	$307,500,000.00	$102,500,000.00
Bank of Montreal	$247,500,000.00	$82,500,000.00
Canadian Imperial Bank of Commerce	$247,500,000.00	$82,500,000.00
Royal Bank of Canada	$247,500,000.00	$82,500,000.00
Mizuho Bank, Ltd.	$217,500,000.00	$72,500,000.00
MUFG Bank, Ltd., Canada Branch	$217,500,000.00	$72,500,000.00
National Bank of Canada	$217,500,000.00	$72,500,000.00
Barclays Bank PLC	$148,500,000.00	$49,500,000.00
Citibank, N.A., Canadian Branch	$148,500,000.00	$49,500,000.00
JPMorgan Chase Bank, N.A., Toronto Branch	$148,500,000.00	$49,500,000.00
Sumitomo Mitsui Banking Corporation, Canada Branch	$148,500,000.00	$49,500,000.00
Wells Fargo Bank, N.A., Canadian Branch	$148,500,000.00	$49,500,000.00
Total	$3,000,000,000,000.00	$1,000,000,000.00

SCHEDULE E
CHANGE IN CONTROL PROVISIONS

“Change in Control” means:

(a)
any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Borrower) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 of the United States Securities Exchange Act of 1934 (as amended, and as in force at the date of this Agreement), being a “Group”), other than Members of the Rogers Family or the Borrower or a Person or Group consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or the Borrower acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of the Borrower; or

(b)	any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of the Borrower) the result of which is that any Person or Group, other than

(X) Members of the Rogers Family or a Person or Group consisting of or controlled, directly or indirectly, by one or more Members of the Rogers Family or the Borrower or

(Y) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more persons referred to in item (a) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in items (a)(ii) or (iii) of the definition of “Member of the Rogers Family”, any Person designated by the trustees of such Qualifying Trust to exercise voting rights attaching to any shares held by such trustees, has elected to the board of directors of the Borrower such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the board of directors of the Borrower;

provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a) or (b) above to become effective under Applicable Law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under Applicable Law.

“Family Percentage Holding” means the aggregate percentage of the securities held by a Qualifying Trust representing, directly or indirectly, an interest in voting securities or rights to control or direct the voting securities of the Borrower, that it is reasonable, under all the circumstances, to regard as being held beneficially for Qualified Persons (or any class consisting of two or more Qualified Persons); provided always that in calculating the Family Percentage Holding (A) in respect of any power of appointment or discretionary trust capable of being exercised in favour of any of the Qualified Persons, such trust or power shall be deemed to have been exercised in favour of Qualified Persons until such trust or power has been otherwise exercised; (B) where any beneficiary of a Qualifying Trust has assigned, transferred or conveyed, in any manner whatsoever, his or her beneficial interest to another person, then, for the purpose of determining the Family Percentage Holding in respect of such Qualifying Trust, the person to whom such interest has been assigned, transferred or conveyed shall be regarded as the only person beneficially interested in the Qualifying Trust in respect of such interest but in the case where the interest is so assigned, transferred or conveyed is an interest in a discretionary trust or is an interest which may arise as a result of the exercise in favour of the assignor of a discretionary power of appointment and such discretionary trust or power of appointment is also capable of being exercised in favour of persons described in clause (a) of the definition of “Member of the Rogers Family”, such discretionary trust or power shall be deemed to have been so exercised in favour of Qualified Persons until it has in fact been exercised; and (C) the interest of any Permitted Residuary Beneficiary shall be ignored until its interest has indefeasibly vested.

“Members of the Rogers Family” means:

(a)	such of the following persons as are living at the date of this Agreement or are born after 26 May 2009 and before the Perpetuity Date:

(i)	the widow, if any, of Edward S. Rogers (who was born on 27 May 1933, such individual being hereinafter referred to as “Edward S. Rogers”);

(ii)	the issue of Edward S. Rogers;

(iii)	Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, and the issue of Ann Taylor Graham Calderisi; and

(iv)
individuals adopted by Edward S. Rogers or any of the persons described in items (i) and (ii) immediately above, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals; provided that if any person is born out of wedlock he or she shall be deemed not to be the issue of another person for the purposes hereof unless and until he or she is proven or acknowledged to be the issue of such person; and

(b)
the trustees of any Qualifying Trust, but only to the extent of such Qualifying Trust’s Family Percentage Holding of voting securities or rights to control or direct the voting securities of the Borrower at the time of the determination.

“Permitted Residuary Beneficiary” means any person who is a beneficiary of a Qualifying Trust and, under the terms of the Qualifying Trust, is entitled to distributions out of the capital of such Qualifying Trust only after the death of all of the Qualified Persons who are beneficiaries of such Qualifying Trust.

“Perpetuity Date” means the date that is 21 years, less one day, from the date of the death of the last survivor of the individuals described in items (a)(i), (ii), (iii) or (iv) of the definition of “Member of the Rogers Family,” who are living as at 26 May 2009.

“Qualifying Trust” means a trust (whether testamentary or inter vivos) any beneficiary of which is a person referred to in item (a) of the definition of “Member of the Rogers Family” or the Spouse, for the time being and from time to time, of the issue (including individuals adopted by such Persons, provided that such adopted individuals have not attained the age of majority at the date of such adoption, together with the issue of any such adopted individuals) of any person described in items (a)(ii) or (iii) of the definition of “Member of the Rogers Family” (provided that such Spouse is living as at 26 May 2009 or is born after 26 May 2009 and before the Perpetuity Date), all such persons being hereafter referred to as “Qualified Persons”.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

“Voting Share” means any Capital Stock having voting power under ordinary circumstances to vote in the election of a majority of the directors of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

SCHEDULE F
INFORMATION THAT MAY BE DISCLOSED

[see reference in Section 10.20]

Company Level	Deal / Facility Specific

Issuer Name	Currency/Amount
Location	Date
SIC (Cdn)	Type Purpose
Revenue
Tenor
Term Out Option
 Expiration Date
 Facility Signing Date
 Pricing
 Base Rate(s)/Spread(s)/BA/LIBOR
 Initial Pricing Level
 Pricing Grid (Yes / No)
 Commitment Fee
 Secured/Unsecured
 Lenders Names/Titles       Committed/Uncommitted
 Distribution method
 New Money Amount
 Country of Syndication

SCHEDULE G
TERMS OF INTER-COMPANY SUBORDINATED DEBT

[see reference in Section 1.1.83]

1.
Terms defined in the credit agreement dated 22 April 2021 between Rogers Communications Inc. (the “Company”), the lenders from time to time party thereto and The Toronto-Dominion Bank, as Agent (the “Loan Agent”) (as it may be amended, supplemented, restated and replaced from time to time, the “Credit Agreement”) and used herein have the meanings attributed to such terms in the Credit Agreement, unless otherwise defined herein. As used herein, the term “Relevant Obligor” means the Borrower or Restricted Subsidiary creating, incurring, assuming or suffering to exist any Inter-Company Subordinated Debt.

2.
The indebtedness evidenced by this agreement shall constitute Inter-Company Subordinated Debt and the Relevant Obligor and the relevant creditor who is owed such indebtedness (the “Relevant Creditor”) agree that the payment of the principal of (and premium, if any), and interest on such indebtedness is expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all amounts from time to time owing under or in connection with the Credit Agreement and all RCI Public Debt (which amounts are hereinafter called “Senior Debt”). The Relevant Obligor agrees to hold the benefit of these provisions as incorporated in this agreement or this instrument as trustee for and on behalf of the Loan Agent and the Lenders and the Relevant Obligor shall be a party to the agreement or instrument in such capacity and shall give the Relevant Creditor (and the Relevant Obligor on its own behalf) one dollar as valuable consideration in respect of the agreements given to it in such capacity as trustee.

3.
For purposes hereof, the words “cash, property or securities” shall not be deemed to include securities of the Relevant Obligor or any other Person provided for by a plan of reorganization or readjustment, the payment of which is subordinated, at least to the extent provided herein with respect to the indebtedness owing to the Relevant Creditor, to the payment of all Senior Debt which may at the time be outstanding; provided, however, that (i) all Senior Debt is assumed by the new Person, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the Lenders are not, without the consent of the Lenders, altered by such reorganization or readjustment.

4.
Upon any distribution of assets of the Relevant Obligor or upon any dissolution, winding up, arrangement, liquidation, reorganization, bankruptcy, insolvency or receivership or similar proceeding relating to the Relevant Obligor or its property or other marshalling of assets of the Relevant Obligor:

(a)
the Lenders shall first be entitled to receive payment in full of all Senior Debt including, without limitation, the principal thereof and premium, if any, and the interest due thereon, before the Relevant Creditor is entitled to receive any payment of the principal of and premium, if any, and interest on any Debt owing to it; and

(b)
any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, to which the Relevant Creditor would be entitled except for the provisions hereof shall be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the Loan Agent in respect of the Senior Debt to the extent necessary to pay in full all Senior Debt remaining unpaid; and

(c)
in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Relevant Obligor of any kind or character, whether in cash, property or securities, shall be received by the Relevant Creditor before all Senior Debt is paid in full, such payment or distribution shall be held in trust for the benefit of and shall be paid over to the Loan Agent for application to the payment of all Senior Debt remaining unpaid until all Senior Debt shall have been paid in full after giving effect to any concurrent payment or distribution to the Loan Agent or the Lenders in respect of such Senior Debt.

5.
Upon any payment or distribution of assets of the Relevant Obligor referred to in this agreement or instrument, the Relevant Creditor shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 4 are pending, (ii) upon a certificate of the liquidating trustee or agent or other person in such proceedings making such payment or distribution to the Relevant Creditor or its representative, if any, or (iii) upon a certificate of the Loan Agent or any representative (if any) of the Lenders for the purpose of ascertaining the identity of the Lenders and the Loan Agent, the holders of other Senior Debt of the Relevant Obligor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the subordination contemplated by this agreement or instrument.

6.
Nothing contained herein is intended to or shall impair, as between the Relevant Obligor and its creditors (other than the Lenders as regards the Senior Debt and the Relevant Creditor) the obligation of the Relevant Obligor, which is unconditional and absolute, to pay to the Relevant Creditor the principal of and premium, if any, and interest on the Debt owing to the Relevant Creditor as and when the same shall become due and payable in accordance with its terms or affect the relative rights of the Relevant Creditor and creditors of the Relevant Obligor other than the Lenders as regards the Senior Debt, nor shall anything herein or therein prevent the Relevant Creditor from exercising all remedies otherwise permitted by applicable law upon default with respect to the Debt owing to the Relevant Creditor subject to the rights, if any, herein of the Loan Agent and/or the Lenders as regards the Senior Debt in respect of cash, property or securities of the Relevant Obligor received upon the exercise of any such remedy.

7.
Upon the maturity of any Senior Debt by lapse of time, acceleration or otherwise, then, except as hereinafter provided, all principal of and premium, if any, and interest on all such matured Senior Debt shall first be paid in full or shall have first been duly provided for before any payment on account of principal of or premium, if any, or interest owing to the Relevant Creditor is made.

8.
Upon the happening of an Event of Default with respect to any Senior Debt permitting the Lenders (or any of them) to accelerate the maturity of the Senior Debt then, unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, no payment (including, without limitation, by purchase of the Debt owing to the Relevant Creditor or otherwise) shall be made by the Relevant Obligor with respect to the principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor.

In the event that, notwithstanding the foregoing, the Relevant Obligor shall make any payment of principal of or premium, if any, or interest on the Debt owing to the Relevant Creditor after the happening of such an Event of Default, then, except as hereinafter otherwise provided, unless and until such Event of Default shall have been cured or waived or have ceased to exist, such payment shall be held in trust for the benefit of and, if and when such Senior Debt shall have become due and payable, shall be paid over to the Loan Agent and applied to the payment of all Senior Debt remaining unpaid until all such Senior Debt shall have been paid in full.

9.	The fact that any payment to the Relevant Creditor is prohibited hereby shall not prevent the failure to make such payment from being an event of default as regards such Relevant Creditor.

10.	Nothing contained herein or in any agreement, indenture or other instrument in respect of the Debt owing to the Relevant Creditor shall, subject to Section 7:

(a)
prevent the Relevant Obligor at any time from making payments at any time of the principal of and premium, if any, or interest to the Relevant Creditor on account of Inter-Company Subordinated Debt unless:

(i)
such payment is proposed to be made on or after the date upon which any Event of Default or any of the events described in Section 4 has occurred in circumstances where notice of such proposed payment shall have been given by the Relevant Creditor or the Borrower to the Loan Agent prior to the happening of such Event of Default or other event; or

(ii)
such payment would otherwise occur while any proceedings in respect of the dissolution, arrangement, winding up, liquidation, reorganization, bankruptcy, insolvency or receivership of the Relevant Obligor are pending; or

(b)
prevent the Relevant Obligor from applying to the retirement of any Inter-Company Subordinated Debt, Excluded Assets or Excluded Securities the proceeds of a substantially concurrent issue of other Inter-Company Subordinated Debt or of shares of any class of the Relevant Obligor; or

(c)	except in circumstances to which clauses (a)(i) or (ii) are applicable, require the Relevant Creditor to pay to the Loan Agent or the Lenders, or to repay to the Relevant Obligor, any amount so paid.

11.	(a)	No right of the Loan Agent or any Lender as regards the Senior Debt to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Relevant Obligor or by any act or failure to act, in good faith, by any such Lender or the Loan Agent, or by any non compliance by the Relevant Obligor with the terms, provisions or covenants herein, regardless of any knowledge thereof which any Lender or the Loan Agent may have or be otherwise charged with.

(b)	The rights of the Loan Agent and the Lenders with respect hereto shall not be affected by any extension, renewal or modification of the terms, or the granting of any security in respect of, any Senior Debt or any exercise or non exercise of any right, power or remedy with respect thereto.

(c)
The Relevant Creditor agrees not to exercise any offset or counterclaim or similar right in respect of the Inter Company Subordinated Debt except to the extent payment of such Inter-Company Subordinated Debt is permitted and will not assign or otherwise dispose of any Inter-Company Subordinated Debt unless the assignee or acquiror, as the case may be, agrees to be bound by the terms hereof.

12.	The provisions contained herein

(a)
may not be amended or modified in any respect, nor may any of the terms or provisions hereof be waived, except by an instrument signed by the Relevant Obligor, the Relevant Creditor and the Loan Agent acting on the instructions of the Required Lenders,

(b)
shall be binding upon each of the parties hereto and their respective successors and assigns and shall enure to the benefit of the Loan Agent, each and every Lender and their respective successors and assigns,

(c)	shall be governed by and construed in accordance with the laws of the Province of Ontario.

The Relevant Creditor and the Relevant Obligor each irrevocably agree that any suits, actions or proceedings arising out of or in connection with the provisions contained herein may be brought in any court in the Province of Ontario and submits and attorns to the non exclusive jurisdiction of each such court.

13.	So long as the Senior Debt remains outstanding, the Inter-Company Subordinated Debt shall be and remain unsecured.

SCHEDULE H
FORM OF GUARANTEE AGREEMENT

[see reference in Section 1.1.78]

TO:	THE TORONTO-DOMINION BANK, as loan agent under the Credit Agreement (as hereinafter defined) (the “Agent”)
FOR VALUABLE CONSIDERATION, the undersigned (herein referred to as the “Guarantor”) hereby unconditionally guarantees due payment and performance to the Agent, for and on behalf of the lenders under the Credit Agreement, forthwith after demand, of all the Obligations of Rogers Communications Inc. (the “Borrower”) under that certain credit agreement dated 22 April 2021, among the Borrower, the lenders named therein and the Agent (as amended, supplemented, restated or replaced from time to time, the “Credit Agreement”). Terms defined in the Credit Agreement and used herein have the meanings attributed to such terms in the Credit Agreement.

The Guarantor agrees that, without obtaining the consent of or giving notice to the Guarantor, the Agent may discontinue, reduce or increase either or both of the Credits, or otherwise vary the Credit Agreement, grant extensions of time or other indulgences, take and give up securities, grant releases and discharges and otherwise deal with the Borrower and other parties as the Agent may see fit and may apply all monies received from the Borrower or others or from securities upon such part of the Borrower’s liability as the Agent may think best without prejudice to or in any way limiting or lessening the liability of the Guarantor under this Agreement.

This Agreement shall be a continuing guarantee of all the Obligations and shall apply to any ultimate balance due or remaining unpaid to the Lenders. This Agreement shall not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money which may at any time be or become owing or due or remain unpaid to the Lenders.

This Agreement shall not be discharged or otherwise affected by any change in the name, objects, businesses, assets, capital structure or constitution of the Borrower or the Guarantor, or by any merger or amalgamation of the Borrower or the Guarantor with any Person or Persons, except as otherwise provided in this Agreement or in the Credit Agreement. In the case of the Borrower being amalgamated with another corporation, this Agreement shall apply to the liabilities of the resulting corporation, and the term “Borrower” shall include each such resulting corporation.

All monies, advances, renewals and credits in fact borrowed or obtained by the Borrower under the Credit Agreement shall be deemed to form part of the liabilities hereby guaranteed notwithstanding any limitation of status or of power of the Borrower or of the directors or agents thereof or that the Borrower may not be a legal entity or any irregularity, defect or informality in the borrowing or obtaining of such monies, advances, renewals or credits.

The obligations of the Guarantor hereunder are and shall be absolute and unconditional and any moneys or amounts expressed to be owing or payable by the Guarantor hereunder which may not be recoverable from the Guarantor on the basis of a guarantee or as surety shall be recoverable from the Guarantor as a primary obligor and principal debtor in respect thereof.

The Agent shall not be bound to exhaust its recourse against the Borrower or other parties before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement.

Any account settled or stated by or between the Agent and the Borrower in relation to the Credit Agreement shall be accepted by the Guarantor as conclusive evidence that the balance or amount thereby appearing due by the Borrower to the Agent is so due.

The Guarantor shall make payment to the Agent of the amount of the liability of the Guarantor forthwith after demand therefor is made in writing during the continuance of any Event of Default and such demand shall be conclusively deemed to have been effectually made when delivered in accordance with the notice provisions set out herein and the liability of the Guarantor shall bear interest from the date of such demand at 2% per annum in excess of the Prime Rate, such interest to be calculated monthly based on the number of days elapsed and to be deemed payable on the first Business Day of a month in respect of the immediately preceding month or upon demand, whichever is the earlier.

All amounts payable by the Guarantor under this Agreement shall be paid without set-off or counterclaim and without any deduction or withholding whatsoever unless and to the extent that the Guarantor shall be prohibited by law from doing so, in which case the Guarantor shall, only to the extent such a similar requirement is imposed on the Borrower pursuant to the Credit Agreement, pay to the Agent such additional amount as shall be necessary to ensure that the Agent receives the full amount it would have received if no such deduction or withholding had been made.

This Agreement is in addition to and without prejudice to any securities of any kind (including, without limitation, guarantees and postponement agreements whether or not in the same form as this instrument) now or hereafter held by the Agent.

The Guarantor hereby represents, warrants and covenants as follows:

(a)	it is a valid and subsisting [corporation/partnership] under the laws of its jurisdiction of organization;

(b)
the Guarantor has the power, legal right and [corporate] authority to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c)	the Guarantor has taken all necessary [corporate/partnership] action to authorize the creation, execution, delivery and performance of this Agreement; and

(d)	this Agreement has been validly authorized, executed and delivered and constitutes a valid and legally binding obligation of the Guarantor enforceable against it in accordance with its terms.

The Borrower may permanently terminate this Agreement, without the consent of the Agent, upon the earliest to occur of the following events: (a) the Guarantor ceases to be a Restricted Subsidiary in accordance with the terms of the Credit Agreement; (b) the Credit Agreement is secured and such security is accepted by the Agent (unless the Borrower and the Agent agree that this Agreement and the guarantee hereunder is to continue in addition to the security) and, to the extent the Guarantor has secured Debt, the Credit Agreement is secured equally and ratably with (or prior to) such secured Debt of the Guarantor; (c) the Guarantor does not, or after giving effect to the termination of this Agreement and the discharge, release, repayment or termination, as applicable, of any other Debt concurrently therewith, will not, directly or indirectly, have any Debt; (d) after giving effect to the termination of this Agreement, the Borrower would be in compliance with clause (ii) of Section 6.5.3 of the Credit Agreement; and (e) any other event under the Credit Agreement that would permit the Borrower to terminate this Agreement. In order to effect the termination of this Agreement pursuant to this paragraph, the Borrower shall deliver to the Agent an officers’ certificate stating that the conditions specified in this paragraph have been satisfied.

There are no representations, collateral agreements or conditions with respect to this Agreement or affecting the Guarantor’s liability other than as contained herein.

All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the following addresses or telecopier numbers specified below:

To the Guarantor:

● 333 Bloor Street East Toronto, ON M4W 1G9

Attention:	Treasurer
Fax No.:	[Redacted]

With a copy to the Senior Vice President, General Counsel & Secretary
Fax No.:	[Redacted]

To the Agent:

The Toronto-Dominion Bank Loan Syndications – Agency TD Bank Tower 66 Wellington Street West, 9th Floor Toronto, ON M5K 1A2

Attention:	Loan Syndications – Agency
Fax no.:	[Redacted]
Email:	[Redacted]

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient).

This Agreement is made in favour of the Agent in its capacity as loan agent under the Credit Agreement. In the event of a new agent being appointed under the Credit Agreement, such new agent shall thereupon become and be the agent hereunder, but nevertheless, the

Agent shall forthwith assign and transfer over to the new agent hereunder this Agreement. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby.

This Agreement is a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. The Guarantor irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court.

DATED this ● day of ●, 20●.

● {insert name of Guarantor}

Per:
Name:
Title:

Per:
Name:
Title: